Exhibit 99.1

FIRST QUARTER REPORT 2014

Barrick Reports First Quarter 2014 Results

TORONTO, April 30, 2014 - Barrick Gold Corporation (NYSE: ABX, TSX: ABX) (Barrick or the company) today reported first quarter net earnings of $88 million ($0.08 per share). Adjusted net earnings were $238 million ($0.20 per share). Operating cash flow and adjusted operating cash flow was $585 million.

OPERATING HIGHLIGHTS AND GUIDANCE
Gold	First Quarter 2014	Revised 2014 Guidance	Original 2014 Guidance
Production (000s of ounces)	1,588		6,000-6,500
All-in sustaining costs ($ per ounce)	833		920-980

Copper
Production (millions of pounds)	104	410-440	470-500
C1 cash costs ($ per pound)	2.11		1.90-2.10

TOTAL CAPITAL EXPENDITURES ($ millions)	509		2,400-2,700

“Barrick is a considerably different company today than it was a year ago – leaner, stronger and more financially flexible. Our first quarter all-in sustaining costs of $833 per ounce, $100 per ounce below the prior year quarter, demonstrate that our efforts to reduce costs are delivering tangible results,” said Jamie Sokalsky, Barrick’s President and CEO. “We continue to focus on assets that can generate the most attractive risk-adjusted returns and free cash flow for Barrick and its shareholders, and we are decisively addressing our under-performing operations. It’s clear that Barrick’s optimized portfolio continues to deliver solid results, and we are pursuing a number of opportunities in Nevada to unlock further value from our high quality asset base.”

Operational Excellence is a Top Priority

—	Maintaining 2014 gold production guidance and all-in sustaining cost (AISC) guidance, the lowest costs among the senior peer group
—

Five core mines produced 0.94 million ounces of gold at an average AISC of $672 per ounce. These mines are expected to contribute about 60 percent of total production in 2014 at an average AISC of $750-$800 per ounce

—	On track to achieve run rate for targeted $500 million in annual savings by the end of 2014

BARRICK FIRST QUARTER 2014	1	PRESS RELEASE

Further Progress on Portfolio Optimization

—

Barrick continues to optimize its portfolio and lower costs. The company has divested non-core assets for a total consideration of over $1 billion since July 2013, including the sale of the Kanowna and Plutonic mines in Australia and its 33 percent stake in the Marigold mine in Nevada in 2014

—

Reduced equity interest in African Barrick Gold (ABG) by 10 percent during the quarter, capitalizing on the substantial improvement in ABG’s share price in 2014 and creating additional liquidity in ABG

—

Completing advanced scenario plans for a range of metal price environments, which will allow Barrick to respond and adapt quickly to changes in market conditions. Options under consideration include preserving cash, downsizing, closing, expanding or accelerating certain operations depending on market conditions. This will result in a more optimized portfolio that maximizes profitability in a lower metal price environment and better positions the company to capitalize on the strength of its asset base in the event of a price recovery

Financial Flexibility

—	Cash and cash equivalents of $2.7 billion as at March 31, 2014
—	Operating cash flow of $585 million in the first quarter of 2014
—	$4.0 billion available under undrawn credit facility extended to January 2019
—	$300 million of debt maturing in the next two years, and approximately $1 billion due in the next four years

FINANCIAL DISCUSSION

First quarter 2014 adjusted net earnings were $238 million ($0.20 per share)1 compared to $923 million ($0.92 per share) in the prior year period. The decrease primarily reflects the impact of lower metal prices and lower gold sales volumes. Net earnings for the first quarter were $88 million ($0.08 per share) compared to net earnings of $847 million ($0.85 per share) in the prior year quarter.

Significant adjusting items for the quarter include:

—	$113 million in unrealized foreign currency translation losses
—	$30 million in demobilization costs related to the ramp-down of Pascua-Lama
—	$18 million in realized and unrealized gains on non-hedge derivative instruments

First quarter operating cash flow of $585 million compares to $1.09 billion in the prior year period. The decrease primarily reflects lower net earnings, partially offset by a decrease in income tax payments. Adjusted operating cash flow of $585 million1 compares to $1.16 billion in the prior year period.

1 Adjusted net earnings and adjusted net earnings per share, adjusted operating cash flow, all-in sustaining costs per ounce, and C1 cash costs per pound are non-GAAP financial performance measures with no standardized definition under IFRS. See pages 36-41 of Barrick’s First Quarter 2014 Report.

BARRICK FIRST QUARTER 2014	2	PRESS RELEASE

GOLDRUSH AND OTHER OPPORTUNITIES IN NEVADA

Nevada is a cornerstone of Barrick’s success, and a number of growth opportunities are under consideration. The Goldrush project near the Cortez mine is in the pre-feasibility stage and the study remains on schedule for completion in mid-2015. The company is evaluating a number of development options, including underground mining or a combination of both underground and open pit mining. Recent drilling has encountered deep, very high grade mineralization, including an intersection of 103 feet averaging 0.725 ounces per ton, which continues to expand the size and grade potential to the north. Barrick is assessing the feasibility of an exploration decline to better define the existing resource and test for additional mineralization beyond the northern extent of the deposit.

At Cortez Hills, drilling in the Lower Zone is in the final stages of a program to upgrade and expand the resource base. The Lower Zone is characterized by strong and continuous ore zones. Following completion of the scoping study, a pre-feasibility study to evaluate deeper mining below the currently permitted level is expected to be completed by late 2015. Below this level, the Lower Zone is mostly oxide and higher grade than the zones above. Drilling has yet to determine the limits of the Lower Zone and further drilling is planned for the second quarter. Results to date have met or exceeded expectations.

Turquoise Ridge contains over 6.7 million ounces (100 percent basis) in reserves at an average grade of 0.51 ounces per ton, the highest reserve grade deposit in the company’s operating portfolio. This exceptional reserve base provides an excellent opportunity to both accelerate and expand production, but the operation is currently restricted by haulage and ventilation constraints. One option being considered is an additional shaft to reduce haulage distances. This could increase production by 75 percent for five to eight years. A pre-feasibility study on this scenario is expected to be completed in late 2014.

The Cortez District continues to yield promising exploration opportunities beyond Goldrush. Barrick has earned a 70 percent interest in the Spring Valley project approximately 60 miles west of Cortez by conducting exploration drilling and scoping activities. The project has advanced to the pre-feasibility stage and could potentially be a new stand-alone gold mine. The company also recently secured the last remaining block of prospective land in the Cortez District. In addition, it has the option to attain a 75 percent interest in the Gold Ridge project, located just north of the Pipeline deposit at Cortez, by completing a scoping study. This is an earlier stage opportunity in a key district which has encouraging geological characteristics.

PASCUA-LAMA RAMP-DOWN ON SCHEDULE

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at Pascua-Lama, except for activities required for environmental and regulatory compliance. The ramp-down is on schedule for completion by mid-2014 and the majority of demobilization has already

BARRICK FIRST QUARTER 2014	3	PRESS RELEASE

occurred. The company expects to incur costs of about $300 million2 this year for the ramp-down and environmental and social obligations.

A decision to restart development will depend on improved economics and reduced uncertainty related to legal and regulatory requirements. Remaining development will take place in distinct stages with specific work programs and budgets to facilitate more efficient execution and improved cost control. Barrick continues to explore opportunities to improve the project’s risk-adjusted returns, including strategic partnerships or royalty and other income streaming agreements.

INDUSTRY-LEADING EXECUTIVE COMPENSATION PLAN IMPLEMENTED FOR 2014

Barrick’s new 2014 executive compensation program fundamentally aligns compensation practices with the long-term interests of shareholders based on the principle of pay-for-performance. Under the revised program, participating executives will be assessed on their collective performance, as measured against a transparent scorecard disclosed to shareholders in advance. The company’s long-term scorecard will assess participating executives on eight performance measures including return on invested capital, dividends to shareholders, capital project performance and free cash flow. Scores will be published to shareholders at the end of each year, ensuring transparency.

If earned, a majority of compensation awarded will be long-term in nature, and paid out in units that ultimately convert into Barrick common shares. These shares cannot be sold until a participating executive retires or leaves the company. Shares will be purchased on behalf of participating executives on the open market, resulting in no dilution to shareholders. The company has also adopted new minimum share ownership requirements that are among the highest of any Canadian public company and a Clawback Policy for incentive compensation that goes beyond the yet-to-be implemented requirements of the US Dodd-Frank Act.

2 About 25 percent is expected to be capitalized. Actual expenditures will be dependent on a number of factors, including environmental and regulatory requirements.

BARRICK FIRST QUARTER 2014	4	PRESS RELEASE

OPERATING RESULTS DISCUSSION

Cortez

Cortez is one of the lowest cost, long-life gold assets in the world and is located in the stable and prospective jurisdiction of Nevada. The mine produced 0.23 million ounces at AISC of $648 per ounce in the first quarter on lower grades and recoveries. Production in 2014 is forecast at 0.925-0.975 million ounces. AISC are expected to be $750-$780 per ounce, reflecting lower production and higher sustaining capital related to waste stripping for the next phase of the Cortez Hills open pit.

Goldstrike

Goldstrike produced 0.26 million ounces in the first quarter at AISC of $755 per ounce, reflecting higher than anticipated open pit and underground grades. The autoclave facility is undergoing modifications that will enable Goldstrike to accelerate the cash flow from about 4.0 million stockpiled ounces through the addition of a thiosulfate process. The modified autoclaves are forecast to contribute an average of 0.350-0.450 million ounces of annual production at a similar AISC to the overall operation in the first full five years following implementation of this process. First production is on track for the fourth quarter of 2014. Production at Goldstrike in 2014 is anticipated to be 0.865-0.915 million ounces at AISC of $920-$950 per ounce. In 2015, production is expected to exceed 1.0 million ounces3.

Pueblo Viejo

Barrick’s 60 percent share of production from Pueblo Viejo in the first quarter was 0.16 million ounces at AISC of $588 per ounce. The mine is on track to reach full capacity in the first half of 2014 following completion of debottlenecking modifications to the lime circuit. Barrick’s share of production in 2014 is anticipated to be 0.600-0.700 million ounces at AISC of $510-$610 per ounce.

Lagunas Norte

Lagunas Norte produced 0.13 million ounces at AISC of $519 per ounce in the first quarter, reflecting lower grades as anticipated in the mine plan. Production for 2014 is forecast at 0.570-0.610 million ounces at AISC of $640-$680 per ounce.

Veladero

Veladero produced 0.16 million ounces in the first quarter. AISC of $811 per ounce benefited from lower costs for fuel and consumables and the devaluation of the Argentine peso. Production in 2014 is anticipated to be 0.650-0.700 million ounces at AISC of $940-$990 per ounce.

North America Portfolio

Barrick’s other North American mines consist of Bald Mountain, Round Mountain, Turquoise Ridge, Golden Sunlight, Ruby Hill and Hemlo. This segment produced 0.22 million ounces in the first quarter

3 Actual results will vary depending on how the ramp-up of the thiosulfate project progresses.

BARRICK FIRST QUARTER 2014	5	PRESS RELEASE

at AISC of $954 per ounce and is anticipated to produce 0.795-0.845 million ounces in 2014 at AISC of $1,075-$1,100 per ounce.

Australia Pacific

Australia Pacific produced 0.31 million ounces at AISC of $847 per ounce in the first quarter. The Porgera mine contributed 0.11 million ounces at AISC of $955 per ounce. Production for Australia Pacific in 2014 is forecast at 1.000-1.080 million ounces. AISC in 2014 are expected to be $1,050-$1,100 per ounce.

African Barrick Gold (ABG)

First quarter attributable production from ABG was 0.12 million ounces at AISC of $1,131 per ounce. Barrick’s share of 2014 production from ABG is now anticipated to be 0.430-0.460 million ounces, reflecting its lower equity interest following the partial divestment in the first quarter. AISC for 2014 continue to be expected at $1,100-$1,175 per ounce.

Global Copper

Copper production in the first quarter was 104 million pounds at C1 cash costs of $2.11 per pound. Lumwana contributed 51 million pounds at C1 cash costs of $2.58 per pound, reflecting the effects of an extended and unusually heavy rainy season. Subsequent to quarter end, a partial collapse of the terminal end of the main conveyor occurred. The company is assessing the cause of the failure, the extent of damage and the time to repair the conveyor in order to resume production. Current estimates are that copper production is likely to resume by the end of the third quarter. In the interim, mining will continue and stockpiled ore will be processed once the plant re-starts. Barrick has comprehensive property and business interruption insurance for Lumwana and believes the incident will not have a material economic impact.

    The Zaldívar mine produced 53 million pounds in the first quarter at C1 cash costs of $1.63 per pound. Production is anticipated to be lower in 2014 relative to 2013 on fewer tons mined and processed in line with the mine plan, and due to lower recoveries related to processing a higher percentage of secondary sulfide material. C1 cash costs in 2014 are expected to increase relative to 2013 due to the impact of relatively stable fixed costs spread over lower overall copper production.

    Copper production guidance for 2014 has been revised to 410-440 million pounds to reflect the processing disruption at Lumwana. C1 cash cost guidance remains unchanged at $1.90-$2.10 per pound.

BARRICK FIRST QUARTER 2014	6	PRESS RELEASE

Key Statistics

Barrick Gold Corporation (in United States dollars)	Three months ended March 31,
	2014	2013

Operating Results
Gold production (thousands of ounces)[1]	1,588	1,797
Gold sold (thousands of ounces)[1]	1,618	1,747
Per ounce data
Average spot gold price	$1,293	$1,632
Average realized gold price[2]	1,285	1,629
Adjusted operating costs[2]	582	564
All-in sustaining costs[2]	833	933
All-in costs[2]	933	1,362
Adjusted operating costs (on a co-product basis)[2]	605	593
All-in sustaining costs (on a co-product basis)[2]	856	962
All-in costs (on a co-product basis)[2]	956	1,391
Copper production (millions of pounds)	104	127
Copper sold (millions of pounds)	111	115
Per pound data
Average spot copper price	$3.19	$3.60
Average realized copper price[2]	3.03	3.56
C1 cash costs[2]	2.11	2.48
Depreciation[3]	0.37	0.35
Other[4]	0.15	0.04
C3 fully allocated costs[2]	2.63	2.87

Financial Results (millions)
Revenues	$2,632	$3,399
Net income[5]	88	847
Adjusted net earnings[2]	238	923
Operating cash flow	585	1,085
Adjusted operating cash flow[2]	585	1,158
Per Share Data (dollars)
Net earnings (basic)	0.08	0.85
Adjusted net earnings (basic)[2]	0.20	0.92
Net earnings (diluted)	0.08	0.85
Weighted average basic common shares (millions)[6]	1,165	1,001
Weighted average diluted common shares (millions)[6,7]	1,165	1,001

	As at March 31,	As at December 31,

	2014	2013

Financial Position (millions)
Cash and equivalents	$2,672	$2,404
Non-cash working capital	3,313	3,060

[1]	Production includes African Barrick Gold (“ABG”) on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production. Also includes production from Yilgarn South up to September 30, 2013, Plutonic up to January 31, 2014 and Kanowna up to March 1, 2014, the effective dates of sale of these assets. Sales include our equity share of gold sales from ABG and Pueblo Viejo.
[2]	Realized price, adjusted operating costs, all-in sustaining costs, all-in costs, adjusted operating costs (on a co-product basis), all-in sustaining costs (on a co-product basis), all-in costs (on a co-product basis), C1 cash costs, C3 fully allocated costs, adjusted net earnings and adjusted operating cash flow are non-gaap financial performance measures with no standard definition under IFRS. Refer to the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[3]	Represents equity depreciation expense divided by equity pounds of copper sold.
[4]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[5]	Net earnings represents net earnings attributable to the equity holders of the Company.
[6]	Reflects 163.5 million shares issued on November 14, 2013.
[7]	Fully diluted includes dilutive effect of stock options.

BARRICK FIRST QUARTER 2014	7	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000’s)		All-in sustaining costs[4] ($/oz)
	Three months ended March 31,		Three months ended March 31,
	2014	2013	2014	2013
Gold
Goldstrike	262	230	$755	$819
Cortez	227	343	648	404
Pueblo Viejo	159	96	588	860
Lagunas Norte	134	145	519	551
Veladero	158	205	811	684
North America Portfolio	223	203	954	1,244
Australia Pacific[1]	305	447	847	1,076
African Barrick Gold[2]	118	108	1,131	1,577
Other[3]	2	20	1,792	1,482
Total	1,588	1,797	$833	$933

	Copper Production (attributable pounds) (millions)		C1 Cash Costs[4] ($/lb)
	Three months ended March 31,		Three months ended March 31,
	2014	2013	2014	2013
Total	104	127	$2.11	$2.48

			Total Gold Production Costs ($/oz)
			Three months ended March 31,
			2014	2013
Direct mining costs before impact of hedges at market foreign exchange rates			$590	$613
Gains realized on currency hedge and commodity hedge/economic hedge contracts			(20)	(50)
Other[5]			-	(14)
By-product credits			(23)	(29)
Royalties			35	44
Adjusted operating costs[4]			582	564
Depreciation			195	196
Other[5]			-	14
Total production costs			$777	$774
Adjusted operating costs[4]			$582	$564
General & administrative costs			54	47
Rehabilitation - accretion and amortization (operating sites)			21	24
Mine on-site exploration and evaluation costs			1	5
Mine development expenditures			117	156
Sustaining capital expenditures			58	137
All-in sustaining costs[4]			$833	$933
All-in costs[4]			$933	$1,362

			Total Copper Production Costs ($/lb)
			Three months ended March 31,
			2014	2013
C1 cash costs[4]			$2.11	$2.48
Depreciation			0.37	0.35
Other[6]			0.15	0.04
C3 fully allocated costs [4]			$2.63	$2.87

[1]	Reflects production from Yilgarn South up to September 30, 2013, Plutonic up to January 31, 2014 and Kanowna up to March 1, 2014, the effective dates of sale of these assets.
[2]	Figures relating to African Barrick Gold are presented on a 73.9% basis until February 28, 2014 and a 63.9% basis thereafter, which reflects our equity share of production.
[3]	Production and all-in sustaining costs include Pierina.
[4]	Adjusted operating costs, all-in sustaining costs, all-in costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. Refer to the Non-GAAP Financial Performance Measures section of the Company’s MD&A.
[5]	Represents the Barrick Energy gross margin divided by equity ounces of gold sold. Barrick Energy was divested in the third quarter of 2013.
[6]	For a breakdown, see reconciliation of cost of sales to C1 cash costs and C3 fully allocated costs per pound in the Non-GAAP Financial Performance Measures section of the Company’s MD&A.

BARRICK FIRST QUARTER 2014	8	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three month period ended March 31, 2014, in comparison to the corresponding prior–year period. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of April 29, 2014, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three month period ended March 31, 2014 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 42 to 46. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2013, the related annual MD&A included in the 2013 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other

BARRICK FIRST QUARTER 2014	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2014	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

BARRICK FIRST QUARTER 2014	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of 2014 First Quarter Results
($ millions, except where indicated)	For the three months ended March 31
	2014	2013
Financial Data
Revenue	$ 2,632	$ 3,399
Net earnings[1]	88	847
Per share (“EPS”)[2]	0.08	0.85
Adjusted net earnings[3]	238	923
Per share (“adjusted EPS”)[2,3]	0.20	0.92
Total project capital expenditures[4]	51	712
Total capital expenditures - expansion[4]	89	107
Total capital expenditures - sustaining[4]	369	626
Operating cash flow	585	1,085
Adjusted operating cash flow[3]	585	1,158
Free cash flow[3]	$ (31)	($ 221)
Adjusted return on equity[3]	7%	17%

Operating Data
Gold
Gold produced (000s ounces)[5]	1,588	1,797
Gold sold (000s ounces)[5]	1,618	1,747
Realized price ($ per ounce)[3]	$ 1,285	$ 1,629
Adjusted operating costs ($ per ounce)[3]	$ 582	$ 564
Adjusted operating costs on a co-product basis ($ per ounce)[3]	$ 605	$ 593
All-in sustaining costs ($ per ounce)[3]	$ 833	$ 933
All-in sustaining costs on a co-product basis ($ per ounce)[3]	$ 856	$ 962
All-in costs ($ per ounce)[3]	$ 933	$ 1,362
All-in costs on a co-product basis ($ per ounce)[3]	$ 956	$ 1,391
Copper
Copper produced (millions of pounds)	104	127
Copper sold (millions of pounds)	111	115
Realized price ($ per pound)[3]	$ 3.03	$ 3.56
C1 cash costs ($ per pound)[3]	$ 2.11	$ 2.48

[1]	Net earnings represent net income attributable to the equity holders of the Company.
[2]	Calculated using weighted average number of shares outstanding under the basic method.
[3]	These are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 36 - 41 of this MD&A.
[4]

These amounts are presented on a 100% accrued basis. Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

[5]	Gold production and sales include African Barrick Gold (“ABG”) and Pueblo Viejo at our equity share.

BARRICK FIRST QUARTER 2014	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER FINANCIAL AND OPERATING HIGHLIGHTS

—

Net earnings and adjusted net earnings in first quarter 2014 were $88 million and $238 million, respectively, compared to net earnings and adjusted net earnings of $847 million and $923 million recorded in first quarter 2013. The decreases reflect the impact of a 21% and 15% decrease in realized gold and copper prices, respectively, higher interest expense due to the cessation of interest capitalization at our Pascua-Lama project in fourth quarter 2013, and lower gold sales volumes. This was partially offset by lower income tax expense, despite a higher effective tax rate, and lower cost of sales applicable to copper.

—

EPS and adjusted EPS for first quarter 2014 were $0.08 and $0.20, respectively. The decreases over the same prior year period were due to the decrease in both net earnings and adjusted net earnings, as described above, and the dilutive effect of our equity offering in fourth quarter 2013, which increased our total shares outstanding by about 15%.

—

Gold production for first quarter 2014 was 1.6 million ounces, down 12% from the same prior year period, due to lower production at Cortez, Lagunas Norte, and Veladero; partially offset by higher production at Goldstrike, Pueblo Viejo, Turquoise Ridge and ABG. The lower production in first quarter 2014 also reflects the impact of the divestiture of the Yilgarn South assets in fourth quarter 2013 and of the Plutonic and Kanowna assets in first quarter 2014.

—

Adjusted operating costs for first quarter 2014 were $582 per ounce, up 3% from the same prior year period primarily due to the impact of lower production levels on unit production costs; partially offset by lower total direct mining costs and lower royalties. All-in sustaining costs for first quarter 2014 were $833 per ounce, down 11% over the same prior year period, largely due to lower mine development and minesite sustaining capital expenditures. All-in costs for first quarter 2014 were $933 per ounce, down 31% over the same prior year period as a result of lower all-in sustaining costs and lower non-sustaining capital as a result of the temporary suspension of construction at Pascua-Lama.

—

Copper production for first quarter 2014 was 104 million pounds, down 18% over the same prior year period, due to lower production at both Zaldívar and Lumwana. Copper C1 cash costs for first quarter 2014 were $2.11 per pound, down 15% over the same prior year period, primarily due to lower direct mining costs at Lumwana.

—

Significant adjusting items (net of tax and non-controlling interest effects) in first quarter 2014 include: $113 million in unrealized foreign currency translation losses; $30 million in demobilization costs relating to the ramp- down of our Pascua-Lama project; $13 million reflecting the impact of the decrease in the discount rate used to calculate the provision for environmental rehabilitation at our closed mines; and $11 million in asset impairment losses; partially offset by $18 million in realized and unrealized gains on non-hedge derivative instruments.

—

Operating cash flow for first quarter 2014 was $585 million, down 46% over the same prior year period. The decrease in operating cash flow primarily reflects lower net earnings, partially offset by a decrease in income tax payments.

—

Capital expenditures were $509 million, down 65% over the same prior year period. The decrease is primarily due to our initiatives to reduce sustaining capital and lower project capital expenditures. The reduction in project capital expenditures is primarily due to our decision in the fourth quarter 2013 to temporarily suspend the Pascua-Lama project.

—

Free cash flow for first quarter 2014 was an outflow of $31 million, an improvement of $190 million over the same prior year period, primarily reflecting lower capital expenditures which more than offset lower operating cash flows.

BARRICK FIRST QUARTER 2014	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Divestitures

Since January 1, 2014 we have completed divestitures which resulted in net cash proceeds of about $360 million, the details of which follow below. These transactions are consistent with our disciplined capital allocation framework and our ongoing program to optimize and lower the average cost of our portfolio.

On January 31, 2014, we completed the sale of our Plutonic mine for net cash consideration of $22 million. As a result of the sale, we recorded a gain on sale of $11 million in first quarter 2014.

On March 1, 2014, we completed the sale of our Kanowna mine for net cash consideration of $67 million. As a result of the sale, we recorded a loss of $10 million in first quarter 2014.

On March 11, 2014, we completed the divestment of 41 million shares in African Barrick Gold (“ABG”), representing in aggregate approximately 10 percent of the issued ordinary shares of ABG, for net proceeds of approximately $186 million. Subsequent to the partial divestment, we continue to hold approximately 262 million shares of ABG, representing approximately 64 percent of the issued ordinary share capital of ABG.

On April 4, 2014, we completed the sale of our minority interest in the Marigold mine for gross cash consideration of $86 million. As at March 31, 2014, the assets and liabilities of Marigold have been presented as held for sale in the consolidated balance sheet.

Pascua-Lama

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at Pascua-Lama, except for activities required for environmental and regulatory compliance. The ramp-down is on schedule for completion by mid-2014 and the majority of demobilization has already occurred. The Company expects to incur costs of about $3001 million this year for the ramp down and environmental and social obligations.

A decision to restart development will depend on improved economics and reduced uncertainty related to legal and regulatory requirements. Accordingly, the timing of any such decision to restart, permitting timelines, construction schedule and timing of first production are uncertain. Once a decision to restart is taken, remaining development will take place in distinct stages with specific work programs and budgets to facilitate more efficient execution and improved cost control. Barrick continues to explore opportunities to improve the project’s risk-adjusted returns, including strategic partnerships or royalty and other income streaming agreements.

On March 3, 2014, the Chilean Environmental Court annulled the resolution that was issued in May 2013 by Chile’s environmental regulator (the Superintendencia del Medio Ambiente or “SMA”) that required the Company to complete the water management system in accordance with the project’s environmental permit before resuming construction and that required Barrick to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval. The Court remanded the matter to the SMA to issue a new resolution. A new resolution from the SMA could include more severe sanctions against the Company such as an increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the project’s environmental permit. The Environmental Court did not annul the portion of the resolution that required the Company to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit. On March 20, 2014, the Company filed an appeal to the Chilean Supreme Court requesting the annulment of the March 3, 2014 decision of the Environmental Court and the issuance by the Chilean Supreme Court of a new decision in the matter.

[1]	About 25% is expected to be capitalized. Actual expenditures will be dependent on a number of factors, including environmental and regulatory requirements.

BARRICK FIRST QUARTER 2014	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2014 Outlook

($ millions, except per ounce/pound data)	2014E
Gold production and costs
Production (millions of ounces)[1]	6.0 - 6.5
Cost of sales[2]	5,900 - 6,200
Gold unit production costs
All-in sustaining costs ($ per ounce)	920 - 980
Adjusted operating costs ($ per ounce)	590 - 640
Depreciation ($ per ounce)	220 - 240
Copper production and costs
Production (millions of pounds) [3]	410 - 440
Cost of sales[3,4]	900- 1,000
Copper unit production costs
C1 cash costs ($ per pound)	1.90 - 2.10
Depreciation ($ per pound)	0.40 - 0.50
C3 fully allocated costs ($ per pound)	2.50 - 2.75
Exploration and evaluation	200 - 240
Exploration	170 - 200
Evaluation	30 - 40
General and administrative	380 - 400
Other expense	475 - 525
Finance costs	800 - 825
Capital expenditures:
Minesite sustaining	2,000 - 2,200
Minesite expansion	300 - 375
Projects	100 - 125
Total capital expenditures	2,400 - 2,700
Effective income tax rate	~50%
Key Assumptions
Gold Price ($/ounce)	$ 1,300
Copper Price ($/pound)	$ 3.25
Silver Price ($/ounce)	$20
Oil Price ($/barrel)	$100
AUD Exchange Rate	$ 0.91
ARS Exchange Rate	8.50
CAD Exchange Rate	$ 0.91
CLP Exchange Rate	515
[1]	Guidance for gold production reflects Barrick’s equity share of production from Pueblo Viejo (60%) and ABG (73.9% until March 1, 2014 and 63.9% after March 1, 2014).
[2]

Cost of sales applicable to gold includes depreciation expense and cost of sales applicable to the non-controlling equity interest in ABG and Pueblo Viejo. Cost of sales guidance does not include proceeds from by-product metal sales, whereas guidance for adjusted operating costs does reflect these items.

[3]

As a result of the partial conveyor collapse at Lumwana, as described on page 29, we now expect copper production to be in the range of 410 to 440 million pounds, compared to our original guidance range of 470 to 500 million pounds. As a result, our copper cost of sales is now expected to be in the range of $900 to $1,000 million, compared to our original guidance of range of $1,000 to $1,200 million.

[4]	Cost of sales applicable to copper includes depreciation expense.

Market Overview

Gold and Copper

The market prices of gold and copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. During first quarter, the gold price continued to experience significant volatility, with the price ranging from $1,201 to $1,392 per ounce. The price of gold closed at $1,292 per ounce, while the average quarterly market price of $1,293 per ounce represented a $339 per ounce or 21% decrease from the $1,632 per ounce average market price in the same prior year period.

The price of gold rebounded from the lows experienced in the fourth quarter of 2013, as strong physical demand at lower prices and safe haven purchases as a result of geopolitical events, specifically in Ukraine, led to improved investor sentiment. However, incremental improvements in the prospects for the U.S. economy led to concerns of continued tapering of the unprecedented monetary stimulus currently provided by the US Federal Reserve and limited the upside potential for gold prices in the quarter. Going forward, we believe that gold will attract investment interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. While there are risks that investor interest in gold will decrease, we believe that the continuing uncertain macroeconomic environment, together with the limited choice of alternative safe haven investments, is supportive of continued strong demand for gold.

Copper prices in first quarter traded in a range of $2.87 per pound to $3.38 per pound. The average price for first quarter was $3.19 per pound and the closing price was $3.01 per pound, with the decrease during the quarter related to concerns surrounding the prospects for Chinese economic growth and its impact on Chinese copper demand. Copper prices should continue to be influenced by demand from emerging markets, specifically China, the availability of scrap and production levels of mines and smelters in the future.

Utilizing option collar strategies, the Company has protected the downside on approximately 60% of our remaining expected 2014 copper production at an average floor price of $3.00 per pound and can participate on the same amount up to an average of $3.75 per pound. Our realized price on all 2014 copper production is expected to be reduced by approximately $0.03 per pound as a result of the net premium paid on

BARRICK FIRST QUARTER 2014	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

option hedging strategies. Our remaining copper production is subject to market prices.

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at March 31, 2014, we have recorded 58 million pounds of copper sales subject to final settlement at an average provisional price of $3.02 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $18 million, holding all other variables constant.

Silver

Silver prices do not significantly impact our current operating earnings, cash flows or gold adjusted operating costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project.

In first quarter, silver prices traded in a range of $19.01 per ounce to $22.18 per ounce, averaged $20.48 per ounce and closed the quarter at $19.97 per ounce. The silver price is driven by factors similar to those influencing investment demand for gold. The physical silver market is currently in surplus and investment demand is expected to be the primary driver of prices in the near term.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. We have exposure to the Australian and Canadian dollars through a combination of mine operating and corporate administration costs, as well as exposure to the Chilean peso through the Pascua-Lama project and mine operating costs at Zaldívar. We also have exposure to the Argentinean peso through operating costs at our Veladero mine, peso denominated VAT receivable balances and expected future capital and operating costs at our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Dominican peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. In first quarter, the Australian dollar traded in a range of $0.87 to $0.93 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso traded in ranges of $1.06 to $1.13 and CLP 525 to CLP 578, respectively.

In first quarter, we recorded gains in earnings of approximately $32 million from our Australian, Canadian and Chilean peso hedges, primarily impacting our operating and corporate administration costs (Q1 2013: $81 million).

AUD Currency Contracts
			% of	% of
		Effective	Total	Expected
		Average	Expected	Operating	Crystallized
	Contracts	Hedge	AUD	Cost	Gain/(Loss)
	(AUD	Rate	Exposure[1]	Exposure	in OCI [2] (USD
	millions	(AUDUSD)	Hedged	Hedged	millions)

2014[3]	159	0.96	25%	31%	79
2015	370	0.94	47%	55%	(4)
2016	85	0.91	12%	13%	(19)

CAD Currency Contracts

			% of	% of
		Effective	Total	Expected	Crystallized
		Average	Expected	Operating	Gain/(Loss)
	Contracts	Hedge	CAD	Cost	in OCI [2]
	(CAD	Rate	Exposure[1]	Exposure	(USD
	millions)[4]	(USDCAD)	Hedged	Hedged	millions)

2014[3]	127	1.00	37%	43%	(1)
2015	240	1.03	58%	63%	-

CLP Currency Contracts

			% of	% of
		Effective	Total	Expected
		Average	Expected	Operating	Crystallized
	Contracts	Hedge	CLP	Cost	Gain/(Loss)
	(CLP	Rate	Exposure[1]	Exposure	in OCI [2] (USD
	millions) [5]	(USDCLP)	Hedged	Hedged	millions)

2014[3]	64,250	500	35%	100%	6
2015	78,000	513	37%	100%	-

[1]	Includes all forecasted operating, administrative, sustainable and eligible project capital expenditures.
[2]	To be reclassified from OCI to earnings when indicated.
[3]	Amounts presented represent contracts for the remainder of 2014.
[4]	Includes C$357 million CAD collar contracts with an average rate of $1.00 - $1.12.
[5]	Includes CLP 142,250 million collar contracts with an average rate of 507 - 587.

Fuel

Concerns over global economic growth, supply and transportation issues and geopolitical tensions in certain oil producing regions combined to create volatility in oil prices in first quarter. The price of West Texas Intermediate (“WTI”) crude oil traded in a range of $91 to $105 per barrel in first quarter, averaged $99 per barrel, and ended the quarter at $102 per barrel, compared to an average of $94 per barrel in the same prior year period.

BARRICK FIRST QUARTER 2014	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

In first quarter, we recorded a hedge gain of $3 million on our fuel hedge positions (Q1 2013: $9 million).

Financial Fuel Hedge Summary

	Barrels		% of Expected
	(thousands)	Average Price	Exposure

2014[1]	981	$ 91	25%
2015	2,160	88	53%
2016	2,400	84	54%
2017	1,920	81	43%
2018	1,080	79	28%

[1]	Amounts presented represent contracts for the remainder of 2014.

US Dollar Interest Rates

During first quarter, the Federal Open Market Committee of the US Federal Reserve (“FOMC”) released a statement reiterating its view that a highly accommodative stance of monetary policy remains appropriate. In determining how long to maintain the current 0% to 0.25% range for the benchmark rate, the FOMC noted that it will use a wide range of information, including measures of labor market conditions, indicators of inflation pressures and inflation expectations, and readings on financial developments, to assess progress towards its objectives of maximum employment and 2 percent inflation. In addition, we expect the US Federal Reserve to continue to use monetary policy initiatives, such as purchases of agency-backed mortgage securities and longer-term Treasury securities, in an effort to keep long-term interest rates low and increase employment, though fluctuations to the monthly amounts of monetary stimulus are expected in the remainder of 2014. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.7 billion at March 31, 2014); the mark-to-market value of derivative instruments; the fair value of and ongoing payments under US dollar interest-rate swaps; the carrying value of certain long lived assets and liabilities; and to the interest payments on our variable-rate debt ($1.5 billion at March 31, 2014). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

REVIEW OF FINANCIAL RESULTS

Revenue
($ millions, except per ounce/pound data in dollars)		For the three months ended March 31

	2014	2013

Gold
000s oz sold[1]	1,618	1,747
Revenue	$ 2,279	$ 2,962
Market price[2]	1,293	1,632
Realized price[2,3]	1,285	1,629
Copper
millions lbs sold	111	115
Revenue[1]	$ 305	$ 383
Market price[2]	3.19	3.60
Realized price[2,3]	3.03	3.56
Oil & gas sales	-	$ 38
Other metal sales	$ 48	$ 54

[1]	Includes our equity share of gold ounces from ABG and Pueblo Viejo.
[2]	Per ounce/pound weighted average.
[3]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 41 of this MD&A.

In first quarter 2014, gold revenues were $2,279 million, down $683 million, or 23%, compared to the same prior year period. The decrease was primarily due to a lower realized gold price compared to the same prior year period and was also impacted by lower gold sales volumes. Copper revenues in first quarter 2014 were $305 million, down $78 million, or 20%, compared to the same prior year period. The decrease was primarily due to a lower copper realized price compared to the same prior year period.

Our realized gold price of $1,285 per ounce was down $344 per ounce, or 21%, compared to the prior year. Our realized copper price for first quarter 2014 was $3.03 per pound, down $0.53 per pound, or 15%, compared to the same prior year period.

BARRICK FIRST QUARTER 2014	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

The decreases in realized gold and copper prices reflect the lower market prices for these metals in first quarter 2014, compared to the same prior year period, and the effect of unfavorable provisional pricing adjustments on previously sold copper due to the decline in copper prices in first quarter 2014.

In first quarter 2014, gold production of 1.6 million ounces decreased by 12% over the same prior year period primarily due to lower production at Cortez, Lagunas Norte and Veladero, as well as the impact of the divestiture of the Plutonic and Kanowna assets in first quarter 2014 and of the Yilgarn South assets in fourth quarter 2013. This was partially offset by higher production at Goldstrike, Pueblo Viejo, Turquoise Ridge and at ABG.

Copper production in first quarter 2014 of 104 million pounds decreased by 18% over the same prior year period, primarily due to lower production at both Zaldívar and at Lumwana.

Production Costs

($ millions, except per ounce/pound	For the three months
data in dollars)	ended March 31
	2014	2013
Cost of sales
Direct mining cost	$ 1,215	$ 1,318
Depreciation	402	396
Royalty expense	75	96
Cost of sales - gold	1,422	1,488
Adjusted operating costs[1,2]	582	564
All-in sustaining costs - gold[1,2]	833	933
Cost of sales - copper	253	307
C1 cash costs[1,2]	2.11	2.48
C3 fully allocated costs[1,2]	$ 2.63	$ 2.87

[1]	Per ounce/pound weighted average.
[2]

Adjusted operating costs, all-in sustaining costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 38 - 41 of this MD&A.

In first quarter 2014, cost of sales applicable to gold was $1,422 million compared to cost of sales of $1,488 million for the same prior year period. The decrease reflects the impact of lower sales volumes and a decrease in royalties as a result of the lower gold price, partially offset by slightly higher depreciation expense.

Gold adjusted operating costs in first quarter 2014 were $582 per ounce, up $18 per ounce compared to the same prior year period, primarily due to the impact of lower production levels on unit production costs. All-in sustaining costs in first quarter 2014 were $833 per ounce, down $100 per ounce, or 11%, compared to the same prior year period, primarily due to a decrease in mine development and minesite sustaining capital expenditures.

In first quarter 2014, cost of sales applicable to copper was $253, a decrease of $54 million, or 18%, compared to the same prior year period. The decrease was primarily due to lower production costs at Lumwana resulting from the termination of one of the mining contractors in second quarter 2013 and lower depreciation expense.

C1 cash costs in first quarter 2014 were $2.11, down $0.37 per pound, or 15%, from the same prior year period. The decrease is primarily due to the reduction in operating costs at Lumwana, partially offset by the impact of lower production levels. C3 fully allocated costs per pound in first quarter 2014 were $2.63 per pound, down $0.24 per pound, or 8%, from the same prior year period, primarily reflecting the effect of the above factors on C1 cash costs, together with lower depreciation expense at Lumwana.

General & Administrative Expenses

For the three months
($ millions)	ended March 31
	2014	2013[1]
Corporate administration	$ 58	$ 52
Operating segment administration	45	46
Total general & administrative expenses	$ 103	$ 98

[1]	Presentation amended to include certain expenditures related to management of our operating unit offices, which were previously classified within other expense.

General & administrative expenses were $103 million in first quarter 2014, up $5 million, or 5%, compared to the same prior year period.

BARRICK FIRST QUARTER 2014	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Expense (Income)

	For the three months
($ millions)	ended March 31
	2014	2013 [1]
Corporate social responsibility	16	12
Net currency translation losses	79	17
Severance and demobilization costs - Pascua-Lama	30	13
Severance - other	4	-
Project care and maintenance costs - Pascua-Lama	6	16
Project care and maintenance costs - Jabal Sayid	10	16
Changes in estimate of rehabilitation costs for sites in closure	19	(5)
Other items	36	20
Total other expense	$ 200	$ 89

[1]	Presentation amended to exclude certain general & administrative expenditures related to management of our operating unit offices, which are now classified within general & administrative expenses.

Other expense in first quarter 2014 was $200 million compared to $89 million for the same prior year period. The increase is primarily due to currency translation losses, severance and demobilization costs at Pascua-Lama, and changes in the estimated rehabilitation costs at our sites in closure.

Currency translation losses increased by $62 million compared to the same prior year period, primarily due to the impact of the rapid devaluation of the Argentine peso that occurred in early 2014 on our VAT receivables balance.

Project care and maintenance costs were $10 million at Jabal Sayid and $6 million at Pascua-Lama, down $6 million and $10 million, respectively, from the same prior year period.

Exploration and Evaluation

($ millions)	For the three months ended March 31
	2014	2013
Exploration:
Minesite programs	$ 7	$ 13
Global programs	22	32
Evaluation costs	3	3
Exploration and evaluation expense	$ 32	$ 48

Exploration and evaluation expense was $32 million in first quarter 2014 compared to $48 million in first quarter 2013. The decrease is primarily due to decreased global exploration expenditures, as part of our cost reduction program, and the completion of several large resource definition programs in 2013.

Capital Expenditures1

	For the three months
($ millions)	ended March 31
	2014	2013
Project capital expenditures[2]	$ 51	$622
Minesite sustaining[3]	133	307
Mine development	235	319
Minesite expansion[2]	83	107
Capitalized interest	7	90
Total consolidated capital expenditures[5]	$ 509	$ 1,445

[1]	These amounts are presented on a 100% accrued basis.
[2]	Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[3]	Minesite sustaining includes capital expenditures from discontinued operations of $45 million for the three months ended March 31, 2013.

Capital expenditures were $509 million in first quarter 2014, a decrease of $936 million compared to the same prior year period. The decrease is primarily due to lower project capital expenditures due to the decision made in fourth quarter 2013 to temporarily suspend the Pascua-Lama project, and a decrease in minesite sustaining capital, which reflects our continued focus on reducing and/or deferring sustaining capital at all of our sites. The decrease in minesite expansion expenditures was primarily due to a decrease at Cortez, partially offset by an increase in minesite expansion expenditures at Goldstrike resulting from costs relating to the construction of the thiosulfate project. Capitalized interest decreased compared to the same prior year period, primarily due to the cessation of interest capitalization at Pascua-Lama in fourth quarter 2013.

BARRICK FIRST QUARTER 2014	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Finance Cost/Finance Income

	For the three months
($ millions)	ended March 31
	2014	2013
Interest incurred	$ 187	$ 181
Interest capitalized	(7)	(90)
Accretion	21	17
Finance costs	$ 201	$ 108
Finance income	$ 3	$ 3

Finance costs were $201 million in first quarter 2014 compared to $108 million in the same prior year period. Interest costs incurred were $187 million, in line with the same prior year period. Interest capitalized decreased in first quarter 2014 by $83 million compared to first quarter 2013, primarily due to the cessation of interest capitalization at our Pascua-Lama project in fourth quarter 2013.

Income Tax Expense

Income tax expense was $289 million in the first quarter 2014. The tax rate for income in first quarter 2014 was 69%, which is higher than our effective tax rate for ordinary income of 51%, primarily due to the impact of net currency translation losses on deferred tax balances, and the impact of non-deductible foreign exchange losses.

The increase in the effective tax rate for ordinary income from 30% in first quarter 2013, to 51% in first quarter 2014, arose primarily due to the Pueblo Viejo Special Lease Agreement amendment which was substantively enacted in third quarter 2013, as well as certain expenditures with no offsetting recognition of deferred tax assets in 2014, primarily at our Pascua Lama project. Refer to Note 13 for further details.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

On April 1, 2014, Chile’s executive branch sent a major tax reform bill to the Chilean Congress. The bill has not yet been substantively enacted. Four major changes are included in the bill: a gradual increase in the corporate-level income tax rate from 20% to 25%; a gradual elimination of the deferral mechanism of final taxation relating to earnings distributed to shareholders (commonly referred to as FUT for its Spanish acronym), eventually resulting in a total combined corporate-level and shareholder-level income tax rate of 35%; the introduction of a controlled foreign corporation (CFC) regime; and the introduction of a number of general anti-avoidance rules (GAARs). We do not anticipate the proposed reforms, if substantively enacted in 2014, will have a material effect in 2014. We continue to monitor the status of the proposals, and are assessing the overall potential impacts on our operations in Chile.

Review of Operating Segments Performance

Barrick’s business is organized into ten Operating Units: five individual gold mines, two gold mine portfolios, one publicly traded gold company, a global copper business, and one project. Barrick’s Chief Operating Decision Maker, the Chief Executive Officer, reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at an Operating Unit level. Therefore, these Operating Units are operating segments for financial reporting purposes. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK FIRST QUARTER 2014	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez

Summary of Operating Data		For the three months ended March 31
	2014	2013	% Change

Total tons mined (000s)	41,220	29,120	42%

Ore tons processed (000s)	7,863	2,608	201%

Average grade (ozs/ton)	0.041	0.143	(71%)

Gold produced (000s/oz)	227	343	(34%)

Gold sold (000s/oz)	197	340	(42%)

Cost of sales ($ millions)	$ 129	$ 130	(1%)

Adjusted operating costs (per oz)[1]	$ 387	$ 179	116%

All-in sustaining costs (per oz)[1]	$ 648	$ 404	60%

All-in costs (per oz)[1]	$ 677	$ 536	26%

Summary of Financial Data		For the three months ended March 31
	2014	2013	% Change

Segment income ($ millions)[2]	$ 119	$ 418	(72%)

Capital expenditures ($ millions)[3]	$ 54	$ 121	(55%)

Minesite sustaining	$ 48	$ 76	(37%)

Minesite expansion	$ 6	$ 45	(87%)

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 38 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for first quarter 2014 was $119 million, a decrease of $299 million, or 72%, from the same prior year period. The decrease was primarily due to a reduction in sales volumes combined with a lower realized gold price. In first quarter 2014, capital expenditures decreased by $67 million or 55% over the same prior year period, primarily due to a reduction in minesite sustaining and minesite expansion capital expenditures.

Gold production of 0.23 million ounces for first quarter 2014 was 34% lower compared to the same prior year period. The decrease was primarily due to the processing of lower grade ore at lower recoveries; partially offset by an increase in ore tons being placed on the leach pads. Tons mined from the open pit increased, due to increased equipment capacity to move tons resulting from the commissioning of new trucks at the end of 2013.

In first quarter 2014, cost of sales was in line with the same prior year period. A decrease in sales volume combined with lower depreciation costs were partially offset by a reduction in capitalized production phase stripping costs and an increase in processing costs due to an increase in tons processed and higher lime costs. Adjusted operating costs were $387 per ounce, up $208 per ounce or 116% over the same prior year period, primarily due to the impact of lower sales volume on unit production costs. All-in sustaining costs for first quarter 2014 increased by $244 per ounce or 60% over the same prior year period due to the higher adjusted operating costs, which were partially offset by a decrease in minesite sustaining capital expenditures.

In 2014, we continue to expect production to be in the range of 925 to 975 thousand ounces at adjusted operating costs of $350 to $380 per ounce and all-in sustaining costs of $750 to $780 per ounce.

Goldrush

The Goldrush project near the Cortez mine is in the pre-feasibility stage and the study remains on schedule for completion in mid-2015. We are evaluating a number of development options, including underground mining or a combination of both underground and open pit mining. Recent drilling has encountered deep, very high grade mineralization, including an intersection of 103 feet averaging 0.725 ounces per ton, which continues to expand the size and grade potential to the north. We are assessing the feasibility of an exploration decline to better define the existing resource and test for additional mineralization beyond the northern extent of the deposit.

BARRICK FIRST QUARTER 2014	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Goldstrike

Summary of Operating Data		For the three months ended March 31
	2014	2013	% Change

Total tons mined (000s)	22,544	25,859	(13%)

Ore tons processed (000s)	1,390	2,185	(36%)

Average grade (ozs/ton)	0.218	0.133	64%

Gold produced (000s/oz)	262	230	14%

Gold sold (000s/oz)	282	241	17%

Cost of sales ($ millions)	$ 204	$ 173	18%

Adjusted operating costs (per oz)[1]	$ 573	$ 606	(5%)

All-in sustaining costs (per oz)[1]	$ 755	$ 819	(8%)

All-in costs (per oz)[1]	$ 980	$ 981	-
Summary of Financial Data		For the three months ended March 31
	2014	2013	% Change

Segment income ($ millions)[2]	$ 154	$ 217	(29%)

Capital expenditures ($ millions)[3]	$ 111	$ 87	28%

Minesite sustaining	$ 48	$ 48	-

Minesite expansion	$ 63	$ 39	62%

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 38 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for first quarter 2014 was $154 million, a decrease of $63 million or 29% from the same prior year period. The decrease was primarily due to lower realized gold price and an increase in depreciation expense, partially offset by an increase in sales volumes. In first quarter 2014, capital expenditures increased by $24 million, or 28%, over the same prior year period primarily due to an increase in minesite expansion capital expenditures as a result of construction activity at the thiosulfate project and an increase in capitalized production phase stripping costs.

Gold production of 0.26 million ounces for first quarter 2014 was 14% higher compared to the same prior year period. The increase was primarily due to higher grades from the open pit combined with increased recoveries, partially offset by a decrease in tons processed due to the shut-down of the autoclaves at the beginning of the year for final conversions to the thiosulfate technology.

In first quarter 2014, cost of sales increased by $31 million or 18% over the same prior year period, primarily due to a higher sales volume and an increase in depreciation expense. This was partially offset by a decrease in processing costs and an increase in capitalized production phase stripping costs. Adjusted operating costs were $573 per ounce, down $33 per ounce, or 5%, over the same prior year period, primarily due to the impact of higher sales volume on unit production costs. All-in sustaining costs for first quarter

2014 decreased $64 per ounce or 8%, primarily reflecting the lower adjusted operating costs.

In 2014, we continue to expect production to be in the range of 865 to 915 thousand ounces at adjusted operating costs of $600 to $640 per ounce and all-in sustaining costs of $920 to $950 per ounce

Goldstrike thiosulfate technology project

Construction of the thiosulfate technology project, including the retrofitting of the existing plant and the construction of new installations, continued during the quarter. This project allows for continued production from the autoclaves and accelerates the cash flow from about 4.0 million stockpiled ounces through the addition of a thiosulfate process. First gold production is on track for fourth quarter 2014, with an average annual contribution of about 350 to 450 thousand ounces of annual production at a similar AISC to the overall operation in their first full five years following implementation of this process. Goldstrike’s production is anticipated to increase to exceed 1.0 million ounces2 in 2015. Total project costs are expected to be about $585 million, with about $390 million spent on the project to date.

[2]	Actual results will vary depending on how the ramp-up of the thiosulphate project progresses.

BARRICK FIRST QUARTER 2014	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo

Summary of Operating Data	For the three months ended March 31
	2014	2013	% Change

Total tons mined (000s)	5,636	2,570	119%

Ore tons processed (000s)	1,081	477	127%

Average grade (ozs/ton)	0.161	0.208	(23%)

Gold produced (000s/oz)	159	96	66%

Gold sold (000s/oz)	172	74	132%

Cost of sales ($ millions)	$ 208	$ 75	177%

Adjusted operating costs (per oz)[1]	$ 451	$ 557	(19%)

All-in sustaining costs (per oz)[1]	$ 588	$ 860	(32%)

All-in costs (per oz)[1]	$ 588	$ 713	(18%)
Summary of Financial Data	For the three months ended March 31
	2014	2013	% Change

Segment income ($ millions)[2]	$ 184	$ 85	116%

Capital expenditures ($ millions)[3]	$ 31	$ 17	82%

Minesite sustaining	$ 31	$ 35	(11%)

Minesite expansion	-	-	-

Project capex	-	($ 18)	(100%)

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 38 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent our share of expenditures for minesite expansion, minesite sustaining, mine development as well as project development on an accrual basis excluding capitalized interest.

Segment income for first quarter 2014 was $184 million, an increase of $99 million, or 116%, from the same prior year period. The increase is primarily due to higher gold and silver sales as the mine site continues to ramp up to full production. In first quarter 2014, minesite sustaining capital expenditures of $31 million were in line with the same prior year period.

Gold production at Pueblo Viejo was 0.16 million ounces for first quarter 2014, or 66% higher, compared to the same prior year period. Production was higher in first quarter 2014 due to the completion of major modifications and repairs to the autoclave facility in the second half of 2013, as the mine worked to achieve design capacity and all four autoclaves came online. The new 215 megawatt power plant was also commissioned on schedule in third quarter 2013. The mine is expected to reach full capacity in the first half of 2014 following completion of debottlenecking modifications to the lime circuit.

In first quarter 2014, cost of sales increased by $133 million, or 177%, over the same prior year period, primarily due to higher sales volume and an increase in production costs combined with higher depreciation costs. Adjusted operating costs were $451 per ounce, down $106 per ounce or 19% over the same prior year period, primarily due to higher by-product silver credits and due to the impact of higher sales volume on unit production costs. All-in sustaining costs for first quarter 2014 decreased by $272 per ounce or 32% over the same prior year period reflecting the lower adjusted operating costs.

In 2014, we continue to expect production to be in the range of 600 to 700 thousand ounces at adjusted operating costs of $385 to $445 per ounce and all-in sustaining costs of $510 to $610 per ounce.

BARRICK FIRST QUARTER 2014	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte

Summary of Operating Data		For the three months ended March 31
	2014	2013	% Change

Total tons mined (000s)	10,217	7,119	44%

Ore tons processed (000s)	6,089	5,365	13%

Average grade (ozs/ton)	0.026	0.031	(16%)

Gold produced (000s/oz)	134	145	(8%)

Gold sold (000s/oz)	153	145	6%

Cost of sales ($ millions)	$ 71	$ 64	11%

Adjusted operating costs (per oz)[1]	$ 342	$ 337	1%

All-in sustaining costs (per oz)[1]	$ 519	$ 551	(6%)

All-in costs (per oz)[1]	$ 519	$ 551	(6%)
Summary of Financial Data		For the three months ended March 31
	2014	2013	% Change

Segment income ($ millions)[2]	$ 128	$ 171	(25%)

Capital expenditures ($ millions)[3]	$ 23	$ 26	(12%)

Minesite sustaining	$ 23	$ 26	(12%)

Minesite expansion	-	-	-

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 38 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for first quarter 2014 was $128 million, a decrease of $43 million or 25% from the same prior year period. The decrease was primarily due to a lower realized gold price combined with slightly higher costs due to the mining and processing of more ore tons at lower grades, partially offset by higher sales volumes. In first quarter 2014, capital expenditures decreased by $3 million or 12% over the same prior year period, primarily due to completion in 2013 of the now commissioned carbon-in-column plant.

Gold production of 0.13 million ounces for first quarter 2014 was 8% lower compared to the prior year. The decrease was primarily due to the expected decline in ore grade, partially offset by an increased mining rate, which resulted in higher tons processed.

In first quarter 2014, cost of sales increased by $7 million or 11% over the same prior year period, primarily due to an increase in ore tons mined, partially offset by lower fuel prices and reduced consumption of lime and cyanide. Adjusted operating costs were $342 per ounce, in line with the same prior year period, due to the impact of lower production levels on unit production costs. All-in sustaining costs for first quarter 2014 decreased by $32 per ounce or 6% over the same prior year period as a result of lower minesite sustaining capital expenditures.

In 2014, we continue to expect production to be in the range of 570 to 610 thousand ounces at adjusted operating costs of $390 to $430 per ounce and all-in sustaining costs of $640 to $680 per ounce.

BARRICK FIRST QUARTER 2014	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero

Summary of Operating Data		For the three months ended March 31
	2014	2013	% Change
Total tons mined (000s)	18,364	24,302	(24%)
Ore tons processed (000s)	7,479	8,533	(12%)
Average grade (ozs/ton)	0.027	0.029	(7%)
Gold produced (000s/oz)	158	205	(23%)
Gold sold (000s/oz)	139	182	(24%)
Cost of sales ($ millions)	$ 119	$ 146	(18%)
Adjusted operating costs (per oz)[1]	$ 580	$ 402	44%
All-in sustaining costs (per oz)[1]	$ 811	$ 684	19%
All-in costs (per oz)[1]	$ 811	$ 684	19%
Summary of Financial Data		For the three months ended March 31
	2014	2013	% Change
Segment income ($ millions)[2]	$ 48	$ 141	(66%)
Capital expenditures ($ millions)[3]	$ 31	$ 47	(34%)
Minesite sustaining	$ 31	$ 47	(34%)
Minesite expansion	-	-	-

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 38 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for first quarter 2014 was $48 million, a decrease of $93 million or 66% from the same prior year period. The decrease was primarily due to a decrease in sales volume combined with the lower realized gold price. This was partially offset by lower operating costs and lower depreciation. In first quarter 2014, capital expenditures decreased by $16 million or 34% over the same prior year period, primarily due to lower production phase stripping costs and minesite sustaining capital expenditures.

Gold production of 0.16 million ounces for first quarter 2014 was 23% lower compared to the same prior year period. The decrease was primarily due to lower tons mined due to decreased primary crusher availability resulting from increased maintenance downtime, and reduced head grades from mining of Phase 3 of the Federico pit and the final phase of the Amable pit.

In first quarter 2014, cost of sales decreased by $27 million or 18% over the same prior year period, primarily due a reduction in mining costs due to a decrease in consumables, a lower cost for fuel and explosives, and lower labour costs due to the devaluation of the Argentinean peso. Adjusted operating costs were $580 per ounce, up $178 per ounce or 44% over the same prior year period, primarily due to the impact of lower production levels and lower silver by-product credits. All-in sustaining costs for first quarter 2014 increased by $127 per ounce or 19% over the same prior year period reflecting higher adjusted operating costs, partially offset by a decrease in minesite sustaining expenditures and in capitalized production phase stripping costs.

In 2014, we continue to expect production to be in the range of 650 to 700 thousand ounces at adjusted operating costs of $620 to $670 per ounce and all-in sustaining costs of $940 to $990 per ounce.

On April 14, 2014, Veladero was formally notified that the Ministry of Mines approved the fourth update to Veladero’s environmental impact study, which incorporates permit amendments for the leach pad, with certain conditions that are still under review by Barrick. Achieving our 2014 operating guidance may be dependent on these permit amendments.

BARRICK FIRST QUARTER 2014	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

North America Portfolio

Summary of Operating Data		For the three months ended March 31
	2014	2013	% Change
Total tons mined (000s)	38,477	38,701	(1%)
Ore tons processed (000s)	8,466	8,755	(3%)
Average grade (ozs/ton)	0.030	0.029	3%
Gold produced (000s/oz)	223	203	10%
Gold sold (000s/oz)	236	194	22%
Cost of sales ($ millions)	$ 234	$ 218	7%
Adjusted operating costs (per oz)[1]	$ 726	$ 861	(16%)
All-in sustaining costs (per oz)[1]	$ 954	$ 1,244	(23%)
All-in costs (per oz)[1]	$ 954	$ 1,244	(23%)
Summary of Financial Data		For the three months ended March 31
	2014	2013	% Change
Segment income ($ millions)[2]	$ 69	$ 101	(32%)
Capital expenditures ($ millions)[3]	$ 45	$ 62	(27%)
Minesite sustaining	$ 45	$ 62	(27%)
Minesite expansion	-	-	-

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 38 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for first quarter 2014 was $69 million, a decrease of $32 million or 32% from the same prior year period. The decrease was primarily due to the lower realized gold price and higher depreciation expense, partially offset by an increase in sales volumes. In first quarter 2014, capital expenditures decreased by $17 million or 27% over the same prior year period, primarily due to a decrease in underground development expenditures at Turquoise Ridge, as well as a decrease in capitalized production phase stripping costs at Bald Mountain and a decrease in minesite sustaining capital expenditures at Marigold.

Gold production of 0.22 million ounces for first quarter 2014 was 10% higher compared to the same prior year period. The increase was due to higher production at Turquoise Ridge, Golden Sunlight, and Round Mountain, partially offset by lower production at Marigold, Bald Mountain, and Ruby Hill.

Production at Turquoise Ridge increased by 54% over the same prior year period due to increased throughput and improved grade. Production at Golden Sunlight increased by 15% over the same prior year period due to increased throughput and higher recovery rates. Production at Round Mountain increased by 16% over the same prior year period primarily due to higher grade and recovery rates.

Production at Marigold decreased 31% over the same prior year period due to fewer tons placed on the leach pad combined with lower grades. Production at Bald Mountain decreased by 14% over the same prior year period due to a decrease in recovery rates, partially offset by increased throughput. Production at Ruby Hill decreased 29% over the same prior year period due to the cessation of mining in November 2013 due to the failure of the high wall, resulting in only residual ounces being recovered from the leach pad.

In first quarter 2014, cost of sales increased by $16 million or 7% over the same prior year period, primarily due to a higher sales volume and increased depreciation at Hemlo and Golden Sunlight. Adjusted operating costs were $726 per ounce, down $135 per ounce or 16% over the same prior year period, due to the impact of higher sales volume on unit production costs. All-in sustaining costs for first quarter 2014 decreased by $290 per ounce or 23% over the same prior year period reflecting the lower adjusted operating costs combined with lower underground development expenditures and lower capitalized production phase stripping costs.

In 2014, we continue to expect production to be in the range of 795 to 845 thousand ounces at adjusted operating costs of $780 to $805 per ounce and all-in sustaining costs of $1,075 to $1,100 per ounce for the operating unit.

BARRICK FIRST QUARTER 2014	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Australia Pacific

Summary of Operating Data		For the three months ended March 31
	2014	2013	% Change
Total tons mined (000s)	23,677	22,351	6%
Ore tons processed (000s)	5,488	6,430	(15%)
Average grade (ozs/ton)	0.064	0.080	(20%)
Gold produced (000s/oz)	305	447	(32%)
Gold sold (000s/oz)	322	443	(27%)
Cost of sales ($ millions)	$ 292	$ 456	(36%)
Adjusted operating costs (per oz)[1]	$ 712	$ 787	(10%)
All-in sustaining costs (per oz)[1]	$ 847	$ 1,076	(21%)
All-in costs (per oz)[1]	$ 847	$ 1,076	(21%)
Summary of Financial Data		For the three months ended March 31
	2014	2013	% Change
Segment income ($ millions)[2]	$ 132	$ 283	(53%)
Capital expenditures ($ millions)[3]	$ 39	$ 114	(66%)
Minesite sustaining	$ 39	$ 114	(66%)
Minesite expansion	-	-	-

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 38 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for first quarter 2014 was $132 million, a decrease of $151 million or 53% from the same prior year period. The decrease was primarily due to lower sales volumes, resulting from the sale of the Plutonic, Kanowna and Yilgarn South assets, combined with the impact of the lower realized price. In first quarter 2014, capital expenditures decreased by $75 million or 66% over the same prior year period, primarily due to a reduction in the number of operating sites within the operating segment and a focus on reducing capital expenditures at the remaining sites.

Gold production of 0.31 million ounces for first quarter 2014 was 32% lower compared to the same prior year period. The decrease is primarily due to the disposal of the Yilgarn South assets at the end of 2013 and the disposal of the Kanowna and Plutonic assets during first quarter of 2014, which produced a combined 0.18 million ounces in first quarter 2013. Production at the remaining mines was slightly lower than the same prior year period, with the exception of Kalgoorlie which had slightly higher production compared to the same prior year period.

In first quarter 2014, cost of sales decreased by $164 million or 36% over the same prior year period. The decrease was primarily due to lower sales volume as a result of the disposal of the Yilgarn South, Plutonic and Kanowna assets, which were all higher costs mines. Adjusted operating costs were $712 per ounce, down $75 per ounce or 10% over the same prior year period, reflecting the disposal of the segment’s higher cost mines. All-in sustaining costs for first quarter 2014 decreased by $229 per ounce or 21% over the same prior year period, reflecting lower adjusted operating costs and a significant decrease in minesite sustaining capital expenditures.

In 2014, we continue to expect production to be in the range of 1,000 to 1,080 thousand ounces at adjusted operating costs of $825 to $875 per ounce and all-in sustaining costs of $1,050 to $1,100 per ounce for the operating unit.

BARRICK FIRST QUARTER 2014	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

African Barrick Gold

100% basis Summary of Operating Data		For the three months ended March 31
	2014	2013	% Change
Total tons mined (000s)	10,513	15,434	(32%)
Ore tons processed (000s)	2,034	2,142	(5%)
Average grade (ozs/ton)	0.090	0.075	20%
Gold produced (000s/oz)	168	146	15%
Gold sold (000s/oz)	159	148	7%
Cost of sales ($ millions)	$ 159	$ 204	(22%)
Adjusted operating costs (per oz)[1]	$ 777	$ 949	(18%)
All-in sustaining costs (per oz)[1]	$ 1,131	$ 1,577	(28%)
All-in costs (per oz)[1]	$ 1,227	$ 1,692	(27%)
Summary of Financial Data		For the three months ended March 31
	2014	2013	% Change
Segment income ($ millions)[2]	$ 40	$ 37	8%
Capital expenditures ($ millions)[3]	$ 55	$ 105	(48%)
Minesite sustaining	$ 41	$ 82	(50%)
Minesite expansion	$ 14	$ 23	(40%)

[1]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 38 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for first quarter 2014 was $40 million, an increase of $3 million or 8% from the same prior year period. The increase was primarily due to a reduction in cost of sales and higher sales volume, partially offset by the lower realized gold price. In first quarter 2014, capital expenditures decreased by $50 million or 48% over the same prior year period, primarily due to a reduction in minesite sustaining expenditures due to lower capitalized production phase stripping costs at Buzwagi.

Gold production of 0.17 million ounces (Barrick’s share 0.12 million ounces) for first quarter 2014 was 15% higher compared to the same prior year period. The increase was due to higher production across all sites.

Production at North Mara increased by 6% over the same prior year period, mainly as a result of the continued mining of higher grade ore from the Gokona pit, partially offset by the mining of lower ore tons due to mine sequencing and revisions to the mine plan. Production at Bulyanhulu increased by 45% over the same prior year period, mainly due to operational improvements that have resulted in the processing of increased ore tons at higher grades. Production at Buzwagi increased by 11% over the same prior year period, mainly due to the mining of more ore tons and higher grades as a result of the revised mine plan. This was partially offset by decreased throughput and slightly lower recovery rates.

In first quarter 2014, cost of sales decreased by $45 million or 22% over the same prior year period. The decrease was primarily due to lower direct operating costs as a result of decreased labour, energy and contracted services costs due to cost saving initiatives, which more than offset the effect of increased sales volumes. Adjusted operating costs were $777 per ounce, down $172 per ounce or 18% over the same prior year period, primarily due to a reduction in cost of sales. All-in sustaining costs for first quarter 2014 decreased by $446 per ounce or 28% over the same prior year period, reflecting lower adjusted operating costs and a decrease in minesite sustaining capital expenditures due to a reduction in production phase capitalized stripping.

In 2014, we now expect production to be in the range of 430 to 460 thousand ounces (Barrick’s share) as a result of our disposal of 10% of ABG in March 2014. We continue to expect adjusted operating costs of $740 to $790 per ounce and all-in sustaining costs of $1,100 to $1,175 per ounce for the operating unit.

BARRICK FIRST QUARTER 2014	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Global Copper

Summary of Operating Data		For the three months ended March 31

	2014	2013	% Change

Copper produced (millions of lbs)	104	127	(18%)

Copper sold (millions of lbs)	111	115	(3%)

Cost of sales ($ millions)	$ 253	$ 307	(18%)

C1 cash costs (per lb)[1]	$ 2.11	$ 2.48	(15%)

C3 fully allocated costs (per lb)[1]	$ 2.63	$ 2.87	(8%)

Summary of Financial Data		For the three months ended March 31
	2014	2013	% Change

Segment income ($ millions)[2]	$ 39	$ 57	(32%)

Capital expenditures ($ millions)[3]	$ 68	$ 101	(33%)

Minesite sustaining	$ 62	$ 80	(23%)

Minesite expansion	-	-	-

Project capex	$ 6	$ 21	(71%)

[1]

C1 cash costs and C3 fully allocated costs per pound are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 41 of this MD&A.

[2]	Segment income excludes income taxes.
[3]	Amounts presented represent expenditures for minesite expansion, minesite sustaining, mine development as well as project development on an accrual basis excluding capitalized interest.

Segment income for first quarter 2014 was $39 million, a decrease of $18 million or 32% over the same prior year period. The decrease was due to lower realized copper price combined with slightly lower sales volumes. In first quarter 2014, capital expenditures were lower by $33 million or 33% compared to the same prior year period, reflecting lower sustaining capital expenditures at Lumwana and lower project capital expenditures at Jabal Sayid as construction of the process infrastructure is now complete.

In first quarter 2014, copper production was 104 million pounds, 18% lower than the same prior year period. Production at Lumwana decreased by 11% primarily due to fewer tons processed resulting from the adverse impact that a heavier than normal and unusually long rainy season had on mining activity. Production at Zaldívar decreased by 24% in first quarter 2014 mainly due to lower production from the heap leach as a result of lower sulfide recoveries.

In first quarter 2014, cost of sales were $54 million, or 18%, lower than the same prior year period, primarily due to lower production costs at Lumwana resulting from the termination of one of the mining contractors in second quarter 2013 and lower depreciation expense as a result of lower sales volumes. C1 cash costs for first quarter 2014 were $2.11 per pound, down $0.37 per pound or 15% from the same prior year period. The decrease is primarily due to the reduction in costs at Lumwana. C3 fully allocated costs per pound for first quarter 2014 were $2.63 per pound, down $0.24 per pound or 8% from the same prior year period, primarily reflecting the effect of the above factors on C1 cash costs, together with the impact of lower depreciation expenses at Lumwana.

In early April 2014, a partial collapse of the terminal end of the main conveyor feeding ore to the Lumwana mill occurred and consequently mill production has ceased. We are assessing the cause of the failure, the extent of the damage, and the time to repair the conveyor, but current estimates are that production is likely to resume by the end of the third quarter. In the interim, mining will continue and stockpiled ore will be processed once the plant re-starts. Barrick has comprehensive property and business interruption insurance for Lumwana and believes the incident will not have a material economic impact.

As a result of the partial collapse of the conveyor, we now expect copper production for 2014 to be in the range of 410 to 440 million pounds, lower than our original guidance range of 470 to 500 million pounds. We continue to expect C1 cash costs of $1.90 to 2.10 per pound and C3 fully allocated costs of $2.50 to $2.75 per pound for the operating unit.

On April 2, 2014 Zambia’s energy regulator approved a 28.8% electricity price increase for mining companies. Subsequently, the bulk power supply agreement tariffs between state power company ZESCO and Copperbelt

BARRICK FIRST QUARTER 2014	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Energy Corporation were increased to 6.84 cents per KWhr from 5.31 cents per KWhr. Lumwana has a long term power supply contract with ZESCO and is in the process of determining what effect, if any, the announced changes will have on the rates it pays. To the extent there are significant negative changes to the operating costs of Lumwana, the current carrying amount of the project may not be recoverable, which would result in an impairment charge being recorded.

Jabal Sayid

In first quarter 2014, $4 million was invested in the HCIS compliance project which includes the installation of safety and security infrastructure. While this work is progressing, the number of employees at site has been reduced to minimize costs until approval to commence operations is received.

Once Jabal Sayid comes into production, the average annual copper output in concentrate is expected to be 100 to 130 million pounds at C1 cash costs of $1.50 to $1.70 per pound in its first full five years of operation.

Since the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of DMMR. We are progressing discussions with DMMR to try to resolve this situation. Should this not be successful, alternatives such as further curtailing or suspending activities on site until a resolution is achieved, are being studied and could lead to further impairment losses on the value of the asset.

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios1

($ millions, except ratios and share amounts)	As at March 31, 2014	As at December 31, 2013

Total cash and equivalents	$ 2,672	$ 2,424

Current assets	3,578	3,588

Non-current assets	31,560	31,436

Total Assets	$ 37,810	$ 37,448

Current liabilities excluding short-term debt	$ 2,312	$ 2,626

Non-current liabilities excluding long-term debt	6,051	5,741

Debt (current and long-term)	13,171	13,080

Total Liabilities	$ 21,534	$ 21,447

Total shareholders’ equity	13,588	13,533

Non-controlling interests	2,688	2,468

Total Equity	$ 16,276	$ 16,001

Dividends	$ 58	$ 508

Total common shares outstanding (millions of shares)[2]	1,165	1,165

Key Financial Ratios:

Current ratio[3]	2.51:1	2.14:1

Debt-to-equity[4]	0.81:1	0.82:1

Debt-to-total capitalization[5]	0.39:1	0.39:1

Adjusted return on equity[6]	7%	14%

[1]	Figures include assets and liabilities classified as held-for-sale as at March 31, 2014 and December 31, 2013.
[2]	Total common shares outstanding do not include 6.4 million stock options.
[3]	Represents current assets divided by current liabilities (including short-term debt) as at March 31, 2014 and December 31, 2013.
[4]	Represents debt divided by total shareholders’ equity (including minority interest) as at March 31, 2014 and December 31, 2013.
[5]	Represents debt divided by capital stock and long-term debt as at March 31, 2014 and December 31, 2013.
[6]	Represents adjusted net earnings divided by average shareholders’ equity as at March 31, 2014 and December 31, 2013.

BARRICK FIRST QUARTER 2014	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Balance Sheet Review

Total assets were $38 billion at March 31, 2014, in line with total assets at December 31, 2013. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities at March 31, 2014 totaled $21.5 billion, consistent with total liabilities at December 31, 2013.

Shareholders’ Equity

As at April 22, 2014	Number of shares
Common shares	1,164,669,578
Stock options	6,375,641

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

In first quarter 2014, other comprehensive income was a gain of $18 million on an after-tax basis. The increase reflected: (i) a $17 million gain recorded as a result of changes in the fair value of investments held during the quarter; (ii) gains of $13 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices and fuel prices; (iii) $6 million of losses transferred out of OCI on sale of investments ($4 million realized $2 million impairment); (iv) $3 million of gains for currency translation adjustments; and (v) $2 million of gains due to tax recoveries on the taxable portions of OCI; (vi) partially offset by reclassification adjustments totaling $23 million for gains on hedge contracts designated for 2014 (or ineffective amounts) that were transferred to earnings or property, plant and equipment in conjunction with the recognition of the related hedge exposure.

Included in accumulated other comprehensive income at March 31, 2014 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $29 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next three years, including $56 million remaining in crystallized hedge gains related to our Australian dollar contracts that were settled in the third quarter of 2012 or closed out in the second half of 2013, $21 million in crystallized hedge gains related to our silver contracts as well as $6 million in crystallized hedge gains related to our Chilean peso contracts that were settled in the second quarter of 2013. These hedge gains/losses are expected to be recorded in earnings at the same time the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure comprises a mix of debt and shareholders’ equity. As at March 31, 2014, our total debt was $13.2 billion (debt net of cash and equivalents was $10.5 billion) and our debt-to-equity ratio and debt-to-total capitalization ratios were 0.81:1 and 0.39:1, respectively. This compares to debt as at December 31, 2013 of $13.1 billion (debt net of cash and equivalents was $10.7 billion), and debt-to-equity and debt-to-total capitalization ratios of 0.82:1 and 0.39:1, respectively. We have attributable debt of approximately $300 million maturing in the next two years and a total of approximately $1 billion due in the next four years (refer to note 17 for further details). Our $4.0 billion revolving credit facility (“2012 Credit Facility”) is fully undrawn and expires in January 2019.

[1]	Amounts exclude capital leases and include 60% of the Pueblo Viejo financing and 100% of the ABG financing.

At current market gold and copper prices, we expect to generate negative free cash flow in 2014. This is primarily due to expected full year total capital expenditures of about $2.4 to $2.7 billion.

Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain

BARRICK FIRST QUARTER 2014	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at March 31, 2014) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $7.2 billion as at March 31, 2014).

Cash and equivalents and cash flow

Total cash and cash equivalents as at March 31, 2014 were $2.7 billion3. Our cash position consists of a mix of term deposits, treasury bills and money market investments and is primarily denominated in US dollars.

[3]	Includes $254 million cash held at ABG, which may not be readily deployed outside ABG.

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended March 31
	2014	2013
Operating inflows	$ 585	$ 1,085
Investing activities
Capital Expenditures[1]	$ (616)	$ (1,379)
Divestitures	80	-
Other	20	(110)
Total investing outflows	$ (516)	$ (1,489)
Financing activities
Net change in debt	$ 58	$ 845
Dividends	(58)	(200)
Funding from non-controlling interests	2	13
Net proceeds from share sale in ABG	186	-
Other	-	(7)
Total financing (outflows) inflows	$ 188	$ 651
Effect of exchange rate	(5)	(2)
Increase/(decrease) in cash and equivalent	252	245

[1]	The amounts include capitalized interest of $7 million for the three months ended March 31, 2014 (2013: $90 million).

In first quarter 2014, we generated $585 million in operating cash flow, compared to $1.1 billion of operating cash flow in the same prior year period. The decrease in operating cash flow primarily reflects lower net earnings levels, primarily due to lower realized gold prices, partially offset by a decrease in income tax payments of $171 million. The most significant driver of the change in operating cash flow is market gold and copper prices. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. The principal uses of operating cash flow are to fund our capital expenditures, interest and dividend payments.

Cash used in investing activities amounted to $516 million for first quarter 2014, a decrease of $973 million compared to the same prior year period, primarily due to a decrease in capital expenditures. In first quarter 2014, capital expenditures on a cash basis were $616 million, including about $100 million of outflows related to the drawdown of accruals at Pascua-Lama that were recognized as a result of our decision to temporarily suspend the project in fourth quarter 2013. The decrease of $763 million, compared to the prior year, is primarily due to a decrease in project capital

BARRICK FIRST QUARTER 2014	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

expenditures due to the decision made in fourth quarter 2013 to temporarily suspend the Pascua-Lama project, and a decrease in minesite sustaining capital across all sites, with the exception of Goldstrike. The decrease in minesite expansion expenditures was primarily due to a decrease at Cortez.

In first quarter 2014, net financing cash flows amounted to $188 million, primarily consisting of $186 million in net proceeds from the partial divestment of our interest in ABG. This compares to a net financing cash inflow of $651 million in the same prior year period, which primarily consists of $2.0 billion in debt securities, partially offset by $1.2 billion of debt repayments and dividend payments of $200 million.

Summary of Financial Instruments

As at March 31, 2014
Financial Instrument	Principal/Notional Amount			Associated Risks

				— Interest rate

Cash and equivalents		$ 2,672	million	— Credit

				— Credit

Accounts receivable		$ 410	million	— Market

				— Market

Available-for-sale securities		$ 114	million	— Liquidity

Accounts payable		$ 1,871	million	— Liquidity

Debt		$ 13,292	million	— Interest rate

Restricted share units		$ 39	million	— Market

Deferred share units		$ 3	million	— Market

	CAD	367	million	— Market/liquidity

	CLP	142,250	million	— Credit

	AUD	614	million	— Interest rate

	PGK	65	million

Derivative instruments - currency contracts	ZAR	1,054	million

				— Market/liquidity

				— Credit

Derivative instruments - copper contracts		195	million lbs	— Interest rate

				— Market/liquidity

				— Credit

Derivative instruments - energy contracts	Diesel	9	million bbls	— Interest rate

	Receive float interest rate swaps	$ 142	million	— Market/liquidity

Derivative instruments - interest rate contracts	Receive fixed interest rate swaps	$ 500	million	— Interest rate

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation as disclosed in note 21 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK FIRST QUARTER 2014	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	Payments due As at March 31, 2014
($ millions)	2014[1]	2015	2016	2017	2018	2019 and thereafter	Total

Debt[2]

Repayment of principal	$ 78	$ 257	$ 661	$ 127	$ 878	$ 10,904	$ 12,905

Capital leases	32	66	64	61	54	110	387

Interest	604	664	653	632	623	6,992	10,168

Provisions for environmental rehabilitation[3]	105	87	174	183	146	1,928	2,623

Operating leases	35	61	58	55	55	164	428

Restricted share units	17	14	-	2	-	-	33

Pension benefits and other post-retirement benefits	17	22	21	21	21	387	489

Derivative liabilities[4]	21	34	23	1	-	-	79

Purchase obligations for supplies and consumables[5]	508	308	107	96	80	192	1,291

Capital commitments[6]	173	1	1	1	1	-	177

Social development costs[7]	39	49	28	27	7	55	205

Total	$ 1,629	$ 1,563	$ 1,790	$ 1,206	$ 1,865	$ 20,732	$ 28,785

[1]	Represents the obligations and commitments for the remainder of the year.
[2]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at March 31, 2014. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[4]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 17C to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[5]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[6]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[7]

Social Development Costs - Includes Pascua-Lama’s commitment related to the potential funding of a power transmission line in Argentina of $103 million, expected to be paid over the period of 2014 to 2017, and for which $5 million has been accrued to date.

BARRICK FIRST QUARTER 2014	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2013 annual MD&A.

Together, internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all fraud or misstatements. Further, the effectiveness of internal control over financial reporting and disclosure is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and may make modifications from time to time as considered necessary or desirable.

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2014	2013				2012[2]
($ millions, except where indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	$ 2,632	$ 2,926	$ 2,985	$ 3,201	$ 3,399	$ 4,149	$ 3,399	$ 3,244

Realized price per ounce - gold[4]	1,285	1,272	1,323	1,411	1,629	1,714	1,655	1,608

Realized price per pound - copper[4]	3.03	3.34	3.40	3.28	3.56	3.54	3.52	3.45

Cost of sales	1,692	1,813	1,788	1,832	1,810	2,124	1,733	1,729

Net earnings (loss)	88	(2,830)	172	(8,555)	847	(3,013)	649	787

Per share (dollars)[3,4]	0.08	(2.61)	0.17	(8.55)	0.85	(3.01)	0.65	0.79

Adjusted net earnings[4]	238	406	577	663	923	1,157	880	821

Per share (dollars)[3,4]	0.20	0.37	0.58	0.66	0.92	1.16	0.88	0.82

Operating cash flow	585	1,016	1,231	896	1,085	1,845	1,845	919

Adjusted operating cash flow[4]	$ 585	$ 1,085	$ 1,300	$ 804	$ 1,158	$ 1,925	$ 1,395	$ 919

[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]	Figures are restated for the impact of new accounting standards adopted in 2013.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]

Realized price, adjusted net earnings, adjusted EPS and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 36 - 41 of this MD&A.

Until the past several quarters, our financial results reflected a trend of spot gold prices at historically elevated levels, offset by increasing gold and copper production costs, mainly caused by inflationary pressures. In recent quarters, spot gold prices have declined and as a result of a renewed emphasis on cost control and maximizing free cash flow, costs have also decreased. Our adjusted net earnings and adjusted operating cash flow levels have fluctuated with gold and copper realized prices and production levels each quarter. In fourth quarter 2013, we recorded asset and goodwill impairment charges totaling $2.8 billion (net of tax and non-controlling interest), primarily at Pascua-Lama, Porgera, Veladero and goodwill related to our Australia Pacific segment. The net loss in second quarter 2013 reflected asset and goodwill impairment charges totaling $8.7 billion (net of tax and non-controlling interest effects), primarily at Pascua-Lama, Buzwagi, Jabal Sayid and goodwill related to our global copper, Australia Pacific and Capital Projects segments. The net loss in fourth quarter 2012 reflected impairment charges at Lumwana and goodwill related to our global copper segment totaling $4.2 billion (net of tax effects).

BARRICK FIRST QUARTER 2014	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and determination of our critical accounting estimates and significant accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates and policies in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Our significant accounting policies are disclosed in note 2 of our most recent annual consolidated financial statements. A summary of future accounting policy changes is disclosed in note 2 of the accompanying interim consolidated financial statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the Annual Consolidated Financial Statements and an update is provided in note 3 of the accompanying interim financial statements.

Accounting for impairment of non-current assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. No potential indicators of impairment were identified in first quarter 2014. Based on the results of our last impairment test performed in fourth quarter 2013, the carrying value of the operating segments and CGUs that are most sensitive to the change in sales prices used in the annual test are:

As at March 31, 2014	Carrying value

Copper segment[1,2]	$ 5,280

Cerro Casale	1,514

Australia Pacific segment[1]	1,320

Lumwana[1]	984

Jabal Sayid[1]	644

Veladero[1]	635

North Mara[1]	359

Porgera[1]	234

Round Mountain[1]	150

[1]	These operating segments/CGUs have been impaired in either 2012 or 2013 and therefore their fair value approximates carrying value.

[2]	Includes goodwill of $2.4 billion.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please refer to the Non-GAAP Financial Performance Measures in our 2013 annual MD&A. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BARRICK FIRST QUARTER 2014	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Adjusted Net Earnings, Adjusted Net Earnings per Share and Adjusted Return on Equity1

($ millions, except per share amounts in dollars)	For the three months ended March 31
	2014	2013

Net earnings attributable to equity holders of the Company	$ 88	$ 847

Impairment charges related to intangibles, property, plant and equipment, and investments	11	5

Acquisition/disposition (gains)/losses	1	(5)

Foreign currency translation losses	113	63

Other expense adjustments[2]	43	30

Unrealized gains on non-hedge derivative instruments	(18)	(17)

Adjusted net earnings	$ 238	$ 923

Net earnings per share[3]	0.08	0.85

Adjusted net earnings per share[3]	0.20	0.92

Average shareholders’ equity	$ 13,561	$ 22,259

Adjusted return on equity[4]	7%	17%

[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]

Other expense adjustments include $30 million of demobilization costs relating to Pascua-Lama for the three months ended March 31, 2014 and demobilization and severance costs relating to Pascua-Lama of $22 million for the three months ended March 31, 2013.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow and Free Cash Flow

($ millions)	For the three months ended March 31
	2014	2013

Operating cash flow	$ 585	$ 1,085

Settlement of currency and commodity contracts	-	73

Adjusted operating cash flow	$ 585	$ 1,158

Capital expenditures	(616)	(1,379)

Free cash flow	($ 31)	($ 221)

BARRICK FIRST QUARTER 2014	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Adjusted operating costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

($ millions, except per ounce information in dollars)	For the three months ended March 31
	Reference	2014	2013
Cost of sales	A	$ 1,422	$ 1,507
Cost of sales applicable to non-controlling interests[1]	B	(123)	(76)
Cost of sales applicable to ore purchase arrangement	C	-	(27)
Other metal sales	D	(48)	(54)
Realized non-hedge gains/losses on fuel hedges	E	(4)	(6)
Corporate social responsibility costs related to current operations	F	8	6
Treatment and refinement charges	G	1	1
Total production costs		$ 1,256	$ 1,351
Depreciation	H	($ 316)	($ 342)
Impact of Barrick Energy	I	-	(24)
Adjusted operating costs		$ 940	$ 985
General & administrative costs	J	87	83
Rehabilitation - accretion and amortization (operating sites)	K	35	42
Mine on-site exploration and evaluation costs	L	2	9
Mine development expenditures[2]	M	189	272
Sustaining capital expenditures[2]	M	94	239
All-in sustaining costs		$ 1,347	$ 1,630
Corporate social responsibility costs not related to current operations	F	5	2
Rehabilitation - accretion and amortization not related to current operations	K	3	3
Exploration and evaluation costs (non-sustaining)	L	28	36
Non-sustaining capital expenditures[2]
Pascua-Lama	M	43	611
Pueblo Viejo	M	-	(11)
Cortez	M	6	45
Goldstrike thiosulfate project	M	63	39
Bulyanhulu CIL	M	10	17
Other	M	2	7
All-in costs		$ 1,507	$ 2,379
Ounces sold - consolidated basis (000s ounces)		1,772	1,814
Ounces sold - non-controlling interest (000s ounces)[1]		(154)	(67)
Ounces sold - equity basis (000s ounces)		1,618	1,747
Total production costs per ounce[3]		$ 777	$ 774
Adjusted operating costs per ounce[3]		$ 582	$ 564
Adjusted operating costs per ounce (on a co-product basis)[3,4]		$ 605	$ 593
All-in sustaining costs per ounce[3]		$ 833	$ 933
All-in sustaining costs per ounce (on a co-product basis)[3,4]		$ 856	$ 962
All-in costs per ounce[3]		$ 933	$ 1,362
All-in costs per ounce (on a co-product basis)[3,4]		$ 956	$ 1,391

[1]	Relates to interest in Pueblo Viejo and ABG held by outside shareholders.
[2]	Amounts represent our share of capital expenditures.
[3]	Total production costs, adjusted operating costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
[4]

Amounts presented on a co-product basis remove the impact of other metal sales (net of non-controlling interest) from cost per ounce calculations that are produced as a by-product of our gold production.

BARRICK FIRST QUARTER 2014	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the three months ended March 31

		2014	2013

	References
A	Cost of sales - gold
	Cost of sales (statement of income)	$ 1,692	$ 1,810
	Less: cost of sales - copper (Note 5)	(253)	(307)
	Direct mining and royalties	211	267
	Depreciation	42	40
	Add: Barrick Energy depreciation	-	19
	Less: Non-gold COS	(17)	(15)

	Total Cost of Sales - Gold	$ 1,422	$ 1,507

B	Cost of sales applicable to non-controlling interests
	Cost of sales applicable to ABG (Note 5)
	Direct mining and royalties	$ 129	$ 154
	Depreciation	30	50

	Total related to ABG	$ 159	$ 204

	Portion attributable to non-controlling interest	$ 39	$ 55

	Cost of sales applicable to Pueblo Viejo (Note 5)
	Direct mining and royalties	$ 155	$ 57
	Depreciation	53	18

	Total related to Pueblo Viejo	$ 208	$ 75

	Portion attributable to non-controlling interest	$ 84	$ 21

	Cost of sales applicable to non-controlling interests	$ 123	$ 76

C	Cost of sales applicable to ore purchase arrangement

Equal to the cost of sales from ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales

By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (note 6). By product revenues from metals produced net of copper and non-controlling interest for the three months ended March 31, 2014 was $36 million (2013: $53 million).

E	Realized non-hedge gains/losses on fuel hedges
	Fuel gains/(losses) (Note 17D)	$ 14	$ 6
	Less: Unrealized gains/(losses)	(18)	(12)

	Realized non-hedge gains/(losses) on fuel hedges	($ 4)	($ 6)

F	Corporate social responsibility costs
	CSR costs (Note 10)	$ 16	$ 12
	Less: NCI of CSR	(1)	(1)
	Less: CSR costs - non-gold	(2)	(3)

	Total CSR - gold	$ 13	$ 8

	Corporate social responsibility costs related to current operations	8	6
	Corporate social responsibility costs not related to current operations	5	2

	Total CSR - gold	$ 13	$ 8

G	Treatment and refinement charges

	Treatment and refinement charges, which are recorded against concentrate revenues, for the three months ended March 31, 2014 were $1 million (2013: $1 million).

BARRICK FIRST QUARTER 2014	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the three months ended March 31

		2014	2013

H	Depreciation - gold
	Depreciation (Note 7)	$ 402	$ 396
	Less: copper depreciation (Note 5)	(42)	(40)
	Add: Barrick Energy depreciation	-	19
	Less: NCI and other non-gold depreciation	(44)	(33)

	Total depreciation - gold	$ 316	$ 342

I	Impact of Barrick Energy
	Revenue related to Barrick Energy	$-	$ 39
	Less: COS related to Barrick Energy	-	(34)
	Add: Barrick Energy depreciation	-	19

	Impact of Barrick Energy	$-	$ 24

J	General & administrative costs
	Total general & administrative costs (statement of income)	$ 103	$ 98
	Less: non-operating & non-gold general & administrative costs	(15)	(15)
	Less: Other	(1)	-

	Total general & administrative costs	$ 87	$ 83

K	Rehabilitation - accretion and amortization

Includes depreciation (note 5) on the assets related to rehabilitation provisions of our gold operations of $20 million for the three months ended March 31, 2014 (2013: $30 million) and accretion (note 12) on the rehabilitation provision of our gold operations of $18 million for the three months ended March 31, 2014 (2013: $15 million).

L	Exploration and evaluation costs
	Exploration and evaluation costs (statement of income)	$ 32	$ 48
	Less: exploration and evaluation costs - non-gold & NCI	(2)	(3)

	Total exploration and evaluation costs - gold	$ 30	$ 45

	Exploration & evaluation costs (sustaining)	2	9
	Exploration and evaluation costs (non-sustaining)	28	36

	Total exploration and evaluation costs - gold	$ 30	$ 45

M	Capital expenditures
	Gold segments (Note 5)	$ 396	$ 580
	Pascua-Lama operating unit (Note 5)	43	682
	Other	2	81

	Capital expenditures - gold	$ 441	$ 1,343

	Less: NCI portion	(27)	(34)
	Less: capitalized interest (Note 12)	(7)	(90)

	Total capital expenditures - gold	$ 407	$ 1,219

	Mine development expenditures	189	272
	Sustaining capital expenditures	94	239
	Non-sustaining capital expenditures	124	708

	Total capital expenditures - gold	$ 407	$ 1,219

BARRICK FIRST QUARTER 2014	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs per pound and C3 fully allocated costs per pound

($ millions, except per pound information in dollars)	For the three months ended March 31
			2014	2013
Cost of sales			$ 253	$ 307

Depreciation/amortization			(41)	(40)

Treatment and refinement charges			33	29

Corporate social responsibility costs			1	2

Less: royalties			(11)	(12)

Less: non-routine charges			(1)	(1)

C1 cash cost of sales			$ 234	$ 285

Depreciation/amortization			41	40

Royalties			11	12

Non-routine charges			1	1

Administration costs			3	6

Other expense (income)			2	(15)

C3 fully allocated cost of sales			$ 292	$ 329

Pounds sold - consolidated basis (millions pounds)			111	115

C1 cash cost per pound[1]			$ 2.11	$ 2.48

C3 fully allocated cost per pound[1]			$ 2.63	$ 2.87

[1] C1 cash costs per pound and C3 fully allocated costs may not calculate based on amounts presented in this table due to rounding.

EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars)	For the three months ended March 31
			2014	2013

Net earnings			$ 127	$ 861

Income tax expense			289	433

Finance costs			181	91

Finance income			(3)	(3)

Depreciation			402	396

EBITDA			$ 996	$ 1,778

Impairment charges			$ 12	$ 5

Adjusted EBITDA			$ 1,008	$ 1,783

Reconciliation of Sales to Realized Price per ounce/pound
	For the three months ended March 31
($ millions, except per ounce/pound information in dollars)	Gold		Copper
	2014	2013	2014	2013

Sales	$ 2,279	$ 2,962	$ 305	$ 383

Sales applicable to non-controlling interests	(211)	(108)	-	-

Sales attributable to ore purchase agreement	-	(27)	-	-

Realized non-hedge gold/copper derivative (losses) gains	-	1	(3)	(3)

Treatment and refinement charges	1	1	33	29

Export duties	10	17	-	-

Revenues - as adjusted	$ 2,079	$ 2,846	$ 335	$ 409

Ounces/pounds sold (000s ounces/millions pounds)	1,618	1,747	111	115

Realized gold/copper price per ounce/pound[1]	$ 1,285	$ 1,629	$ 3.03	$ 3.56

[1]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2014	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended
(in millions of United States dollars, except per share data) (Unaudited)		March 31,
	2014	2013

Revenue (notes 5 and 6)	$2,632	$3,399
Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,692	1,810
General and administrative expenses (note 11)	103	98
Exploration and evaluation (note 8)	32	48
Other expense (income) (note 10A)	200	89
Impairment charges (note 10B)	12	5
Gain on non-hedge derivatives (note 17D)	(21)	(42)
Income before finance items and income taxes	614	1,391
Finance items
Finance income	3	3
Finance costs (note 12)	(201)	(108)
Income from continuing operations before income taxes	416	1,286
Income tax expense (note 13)	(289)	(433)
Income from continuing operations	127	853
Income from discontinued operations	-	8
Net income	$127	$861
Attributable to:
Equity holders of Barrick Gold Corporation	$88	$847
Non-controlling interests (note 20)	$39	$14

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 9)
Income from continuing operations
Basic	$0.08	$0.84
Diluted	$0.08	$0.84
Income from discontinued operations
Basic	$-	$0.01
Diluted	$-	$0.01
Net income
Basic	$0.08	$0.85
Diluted	$0.08	$0.85
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2014	42	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation	Three months ended
(in millions of United States dollars) (Unaudited)	March 31,
	2014	2013
Net income	$127	$861
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $nil and $2	17	(8)
Realized (gains) losses and impairments on AFS financial securities, net of tax $nil and $nil	6	(2)
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $4 and $3	17	30
Realized (gains) losses on derivatives designated as cash flow hedges, net of tax ($2) and $18	(25)	(75)
Currency translation adjustments, net of tax $nil and $nil	3	(21)
Total other comprehensive income (loss)	18	(76)
Total comprehensive income (loss)	$145	$785
Attributable to:
Equity holders of Barrick Gold Corporation
Continuing operations	$106	$782
Discontinued operations	$-	$(11)
Non-controlling interests	$39	$14

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2014	43	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation	Three months ended
(in millions of United States dollars) (Unaudited)	March 31,

	2014	2013

OPERATING ACTIVITIES
Net income from continuing operations	$127	$853
Adjusted for the following items:
Depreciation	402	396
Finance costs	201	108
Impairment charges (note 10B)	12	5
Income tax expense (note 13)	289	433
(Increase) decrease in inventory	42	(164)
Gain on non-hedge derivatives	(21)	(42)
Gain on sale of long-lived assets/investments	(1)	(8)
Other operating activities (note 14A)	(241)	(165)

Operating cash flows before interest and income taxes	810	1,416
Interest paid	(76)	(47)
Income taxes paid	(149)	(320)

Net cash provided by operating activities from continuing operations	585	1,049
Net cash provided by operating activities from discontinued operations	-	36

Net cash provided by operating activities	585	1,085

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(616)	(1,379)
Sales proceeds	35	2
Divestitures	80	-
Investments sales	25	18
Other investing activities (note 14B)	(40)	(85)

Net cash used in investing activities from continuing operations	(516)	(1,444)
Net cash used in investing activities from discontinued operations	-	(45)

Net cash used in investing activities	(516)	(1,489)

FINANCING ACTIVITIES
Proceeds on exercise of stock options	-	1
Proceeds from divestment of 10% of issued ordinary share capital of ABG	186	-
Debt
Proceeds	133	2,050
Repayments	(75)	(1,205)
Dividends	(58)	(200)
Funding from non-controlling interests	2	13
Other financing activities (note 14C)	-	(8)

Net cash provided by financing activities from continuing operations	188	651
Net cash used in financing activities from discontinued operations	-	-

Net cash (used in) provided by financing activities	188	651

Effect of exchange rate changes on cash and equivalents	(5)	(2)

Net increase in cash and equivalents	252	245
Cash and equivalents excluding assets classified as held for sale at the beginning of period	2,404	2,097
Add: cash and equivalents of assets classified as held for sale at the beginning of period	20	-

Cash and equivalents at the end of period	$2,676	$2,342

Less: cash and equivalents of assets classified as held for sale at the end of period	4	-

Cash and equivalents excluding assets classified as held for sale at the end of period	$2,672	$2,342

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2014	44	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation
(in millions of United States dollars) (Unaudited)	As at March 31,	As at December 31,
	2014	2013
ASSETS
Current assets
Cash and equivalents (note 17A)	$2,672	$2,404
Accounts receivable	410	385
Inventories (note 15)	2,657	2,679
Other current assets	424	421
Total current assets (excluding assets classified as held for sale)	6,163	5,889
Assets classified as held for sale	87	323
Total current assets	6,250	6,212
Non-current assets
Equity in investees	28	27
Other investments	114	120
Property, plant and equipment (note 16)	21,910	21,688
Goodwill	5,835	5,835
Intangible assets	312	320
Deferred income tax assets	627	501
Non-current portion of inventory (note 15)	1,727	1,679
Other assets	1,007	1,066
Total assets	$37,810	$37,448
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,871	$2,165
Debt (note 17B)	180	179
Current income tax liabilities	100	75
Other current liabilities	322	303
Total current liabilities (excluding liabilities classified as held for sale)	2,473	2,722
Liabilities classified as held for sale	19	162
Total current liabilities	2,492	2,884
Non-current liabilities
Debt (note 17B)	12,991	12,901
Provisions	2,500	2,428
Deferred income tax liabilities	2,478	2,258
Other liabilities	1,073	976
Total liabilities	21,534	21,447
Equity
Capital stock (note 19)	20,869	20,869
Deficit	(7,551)	(7,581)
Accumulated other comprehensive loss	(51)	(69)
Other	321	314
Total equity attributable to Barrick Gold Corporation shareholders	13,588	13,533
Non-controlling interests (note 20)	2,688	2,468
Total equity	16,276	16,001
Contingencies and commitments (notes 15, 16 and 21)
Total liabilities and equity	$37,810	$37,448

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2014	45	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2014	1,164,652	$20,869	$(7,581)	$(69)	$314	$13,533	$2,468	$16,001
Net income	-	-	88	-	-	88	39	127
Total other comprehensive income	-	-	-	18	-	18	-	18
Total comprehensive income	-	-	88	18	-	106	39	145
Transactions with owners
Dividends	-	-	(58)	-	-	(58)	-	(58)
Issued on exercise of stock options	18	-	-	-	-	-	-	-
Recognized on divestment of 10% of African Barrick Gold	-	-	-	-	7	7	179	186
Funding from non-controlling interests	-	-	-	-	-	-	2	2
Total transactions with owners	18	-	(58)	-	7	(51)	181	130
At March 31, 2014	1,164,670	$20,869	$(7,551)	$(51)	$321	$13,588	$2,688	$16,276

At January 1, 2013	1,001,108	$17,926	$3,269	$463	$314	$21,972	$2,664	$24,636
Net income	-	-	847	-	-	847	14	861
Total other comprehensive loss	-	-	-	(76)	-	(76)	-	(76)
Total comprehensive income (loss)	-	-	847	(76)	-	771	14	785
Transactions with owners
Dividends	-	-	(200)	-	-	(200)	-	(200)
Issued on exercise of stock options	44	1	-	-	-	1	-	1
Recognition of stock option expense	-	2	-	-	-	2	-	2
Funding from non-controlling interests	-	-	-	-	-	-	13	13
Total transactions with owners	44	3	(200)	-	-	(197)	13	(184)
At March 31, 2013	1,001,152	$17,929	$3,916	$387	$314	$22,546	$2,691	$25,237

1 Includes cumulative translation losses at March 31, 2014: $79 million (March 31, 2013: losses of $8 million).

2 Includes additional paid-in capital as at March 31, 2014: $283 million (December 31, 2013: $276 million; March 31, 2013: $276 million) and convertible borrowings - equity component as at March 31, 2014: $38 million (December 31, 2013: $38 million; March 31, 2013: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK FIRST QUARTER 2014	46	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation.       Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, EUR, GBP, JPY, PGK, TZS, ZAR, and ZMW are to Australian dollars, Argentinean pesos, Canadian dollars, Chilean pesos, Euros, British pound sterling, Japanese yen, Papua New Guinea kina, Tanzanian shillings, South African rand, and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are concentrated in seven operating units; Goldstrike, Cortez, Pueblo Viejo, Lagunas Norte, Veladero, North America Portfolio and Australia Pacific. We also hold a 63.9% equity interest in African Barrick Gold plc (“ABG”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business unit contains producing copper mines located in Chile and Zambia and a mine under construction located in Saudi Arabia. We also have one project located in South America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2013, and have been consistently applied in the preparation of these interim financial statements. These interim consolidated financial statements were authorized for issuance by the Board of Directors on April 29, 2014.

B)	New Accounting Standards Effective in 2014

IFRIC 21 Levies

In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy. We performed an assessment of the impact of IFRIC 21 and concluded it did not have a significant impact on our consolidated financial statements.

C)	New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. In February 2014, the IASB tentatively decided that the mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the most recently filed annual consolidated financial statements for the year ended December 31, 2013. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 27 of the 2013 annual consolidated financial statements.

A)	Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of the proven and probable reserves and the portion of resources expected to be extracted economically for each mineral property. We prospectively revise calculations of depreciation of property, plant and equipment and also transfer amounts allocated to non-depreciable mining interest to mining interest subject to depreciation based on the ounces/pounds that have become probable of being economically extracted. The effect of changes in the proven and probable reserves and the portion of resources expected to be extracted economically on depreciation expense for the three months ended March 31, 2014 was an increase of $45 million (2013: $13 million decrease). The

BARRICK FIRST QUARTER 2014	47	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

effect of transfers to mining interest subject to depreciation on depreciation expense for the three months ended March 31, 2014 was an increase of $1 million (2013: $2 million increase).

B)	Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded an increase of $90 million (2013: $44 million decrease) to the PER related to changes in the discount rate at our minesites for the three months ended March 31, 2014.

C)	Impairment and reversal of impairment for non-current assets and impairment of goodwill

Non-current assets other than goodwill are tested for impairment, or reversal of impairment, when events or changes in circumstances suggest that the carrying amount may not be fully recoverable, or an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time of the year if an indicator of impairment is identified. We recorded $10 million (2013: $ nil) of impairment charges for the three months ended March 31, 2014. We have not identified any indicators that prior impairments are required to be tested for reversal in the three months ended March 31, 2014.

D)	Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecast and actual cash flows.

As part of our capital allocation strategy, we constantly evaluate our capital expenditures in order to ensure they generate an appropriate risk-adjusted return. We are also divesting assets that do not meet our investment criteria, including the sale of our Kanowna and Plutonic mines during the quarter for total cash proceeds of $80 million and the disposition of our minority interest in the Marigold mine in April 2014.

Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities or our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at March 31, 2014) requires Barrick to maintain a consolidated tangible net worth (CTNW”) of at least $3.0 billion (Barrick’s CTNW was $7.2 billion as at March 31, 2014).

4 > DIVESTITURES

A)	Disposition of Australian assets

On January 31, 2014, we closed the sale of our Plutonic mine for total cash consideration of A$25 million. In addition, on March 1, 2014 we completed the sale of our Kanowna mine for total cash consideration of A$75 million, subject to certain closing adjustments. Both of the mines were part of our Australia Pacific operating unit. The transactions resulted in a gain of $1 million, which we recorded during the quarter.

B)	Disposition of 10% interest in ABG

On March 11, 2014, we completed the divestment of 41 million ordinary shares in ABG, representing 10% of the issued ordinary share capital of ABG for net cash proceeds of $186 million. Subsequent to the divestment, we continue to retain a controlling financial interest in ABG and continue to consolidate ABG. We have accounted for the divestment as an equity transaction and, accordingly, recorded the difference between the proceeds received and the carrying value of $179 million as $7 million of additional paid-in capital in shareholders’ equity.

C)	Disposition of Marigold mine

On April 4, 2014, we completed the divestiture of our minority interest in the Marigold mine, part of our North America Portfolio operating unit, for total cash consideration of $86 million, subject to certain closing adjustments. The transaction will be recorded during the second quarter 2014.

BARRICK FIRST QUARTER 2014	48	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

Barrick’s business is organized into ten Operating Units: five individual gold mines, two gold mine portfolios, one publicly traded gold company, a global copper business, and one project. Barrick’s CODM reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at an Operating Unit level. Therefore, these Operating Units are operating segments for financial reporting purposes.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, operating segment administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information
		Cost of Sales

For the three months ended March 31, 2014	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Other expenses (income)[1]	Segment income (loss)
Gold
Goldstrike	$ 360	$ 162	$ 42	$ -	$ 2	$ 154
Cortez	251	77	52	-	3	119
Pueblo Viejo	390	155	53	-	(2)	184
Lagunas Norte	202	56	15	-	3	128
Veladero	180	89	30	-	13	48
North America Portfolio	308	175	59	1	4	69
Australia Pacific	413	229	63	1	(12)	132
ABG	215	129	30	5	11	40
Copper[2]	305	211	42	-	13	39
Pascua-Lama	-	-	2	-	112	(114)
	$ 2,624	$ 1,283	$ 388	$ 7	$ 147	$ 799

Consolidated Statement of Income Information
		Cost of Sales

For the three months ended March 31, 2013	Revenue	Direct mining & royalties	Depreciation	Exploration & evaluation	Other expenses (income)[1]	Segment income (loss)
Gold
Goldstrike	$ 395	$ 148	$ 25	$ -	$ 5	$ 217
Cortez	554	62	68	-	6	418
Pueblo Viejo	161	57	18	-	1	85
Lagunas Norte	239	51	13	2	2	171
Veladero	297	102	44	3	7	141
North America Portfolio	321	173	45	1	1	101
Australia Pacific	757	380	76	4	14	283
ABG	253	154	50	5	7	37
Copper[2]	383	267	40	-	19	57
Pascua-Lama	-	-	1	-	51	(52)
	$ 3,360	$ 1,394	$ 380	$ 15	$ 113	$ 1,458

1 Other expenses include accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended March 31, 2014, accretion expense was $14 million (2013: $12 million).

2 The Copper segment includes exploration and evaluation expense and losses from equity investees that hold copper projects.

BARRICK FIRST QUARTER 2014	49	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended March 31

	2014	2013

Segment income	$ 799	$ 1,458

Other revenue[1]	8	39

Other cost of sales/amortization[1]	(21)	(36)

Exploration not attributable to segments	(22)	(32)

Evaluation not attributable to segments	(3)	(1)

General and administrative expenses	(103)	(98)

Other (expense) income not attributable to segments	(67)	12

Impairment charges not attributable to segments	(12)	(5)

Finance income	3	3

Finance costs (includes non segment accretion)	(187)	(96)

Unrealized gain on non-hedge derivatives	21	42

Income from continuing operations before income taxes	$ 416	$ 1,286

1 Includes revenue and costs from Pierina which is not part of any of our operating segments. Pierina entered closure in 2013.

Asset Information	Total Assets		Segment capital expenditures[1]

	As at March 31	As at December 31	For the three months ended March 31

	2014	2013	2014	2013

Gold

Goldstrike	$ 2,295	$ 2,222	$ 116	$ 87

Cortez	3,024	3,042	54	121

Pueblo Viejo	4,784	4,836	31	17

Lagunas Norte	661	614	24	26

Veladero	642	634	31	47

North America Portfolio	1,507	1,525	45	62

Australia Pacific	1,670	1,669	39	114

ABG	1,560	1,515	56	106

Copper	3,062	3,018	68	101

Pascua-Lama	2,675	2,593	43	682

Segment total	21,880	21,668	507	1,363

Cash and equivalents	2,672	2,404	-	-

Other current assets	3,491	3,485	-	-

Other investments	114	120	-	-

Intangible assets	312	320	-	-

Deferred income tax assets	627	501	-	-

Assets held for sale	87	323

Goodwill	5,835	5,835	-	-

Other items not allocated to segments[2]	2,792	2,792	2	37

Total	$ 37,810	$ 37,448	$ 509	$ 1,400

[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended March 31, 2014, cash expenditures were $616 million (2013: $1,379 million) and the decrease in accrued expenditures was $107 million (2013: $21 million increase).
[2]	Primarily relates to long lived assets at Cerro Casale, Pierina and Donlin Gold.

BARRICK FIRST QUARTER 2014	50	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended March 31
	2014	2013
Gold bullion sales[1]

Spot market sales	$ 2,229	$ 2,889

Concentrate sales	50	73
	2,279	2,962

Copper sales[1]

Copper cathode sales	171	214

Concentrate sales	134	169
	305	383
Other metal sales[2]	48	54
Total	$ 2,632	$ 3,399
[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 17C).
[2]	Revenues include the sale of by-products for our gold and copper mines.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at March 31, 2014 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000’s)		Impact on net income before taxation of 10% movement in market price US$M

For the three months ended March 31	2014	2013	2014	2013

Copper pounds	58	50	$ 18	$ 17

Gold ounces	28	20	4	3

For the three months ended March 31, 2014, our provisionally priced copper sales included provisional pricing losses of $19 million (2013: $7 million losses) and our provisionally priced gold sales included provisional pricing gains of $3 million (2013: $2 million losses).

At March 31, 2014, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $3.02/lb (2013: $3.41/lb) and $1,336/oz (2013: $1,592/oz), respectively. The sensitivities in the above table show the impact of a 10 percent change in commodity prices, while holding all other variables constant.

7 > COST OF SALES

	For the three months ended March 31
	2014	2013

Direct mining cost[1,2]	$ 1,215	$ 1,318

Depreciation	402	396

Royalty expense	75	96
	$ 1,692	$ 1,810
[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $16 million for the three months ended March 31, 2014 (2013: $1 million)
[2]	Direct mining cost includes the costs of extracting by-products.

8 > EXPLORATION AND EVALUATION

	For the three months ended March 31
	2014	2013

Exploration:

Minesite exploration	$ 7	$ 13

Global programs	22	32
	29	45

Evaluation costs	3	3

Exploration and evaluation expense[1]	$ 32	$ 48
[1] Approximates the impact on operating cash flow.

BARRICK FIRST QUARTER 2014	51	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > EARNINGS PER SHARE

	For the three months ended March 31
	2014		2013
($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted

Income from continuing operations	$ 127	$ 127	$ 853	$ 853

Income from discontinued operations	-	-	8	8

Income attributable to non-controlling interests	(39)	(39)	(14)	(14)
Net income attributable to equity holders of Barrick Gold Corporation	$ 88	$ 88	$ 847	$ 847

Weighted average shares outstanding	1,165	1,165	1,001	1,001

Effect of dilutive securities - stock options	-	-	-	-
	1,165	1,165	1,001	1,001

Earnings per share data attributable to the equity holders of Barrick Gold Corporation

Income from continuing operations	$ 0.08	$ 0.08	$ 0.84	$ 0.84

Income from discontinued operations	$ -	$ -	$ 0.01	$ 0.01

Net income	$ 0.08	$ 0.08	$ 0.85	$ 0.85

10 > OTHER EXPENSES

A  Other Expense (Income)

	For the three months
	ended March 31
	2014	2013

Corporate social responsibility	$ 16	$ 12
Changes in estimate of rehabilitation costs at closed mines	19	(5)

World Gold Council fees	1	2

Net currency translation losses[1]	79	17
Severance and demobilization costs - Pascua-Lama	30	13

Severance - other	4	-
Project care and maintenance costs - Pascua-Lama	6	16
Project care and maintenance costs - Jabal Sayid	10	16
Pension and other post-retirement benefit expense	2	1
Gain on sale of long-lived assets/investments	(1)	(8)

Other income[2]	(6)	(8)

Other expensed items	40	33
Total	$ 200	$ 89
[1]	Amounts attributable to currency translation losses on working capital.
[2]	Includes incidental revenue and costs of $15 million and $13 million respectively from the Monte Rio power plant.

B  Impairment Charges

	For the three months
	ended March 31
	2014	2013

Impairment of long-lived assets	$ 3	$ -

Impairment of other intangibles	7	-

	10	-

Impairment of available for sale investments	2	5

Total	$ 12	$ 5

11 > GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended
		March 31
	2014	2013

Corporate administration	$ 58	$ 52

Operating segment administration	45	46

Total	$ 103	$ 98

12 > FINANCE COSTS

	For the three months ended
		March 31
	2014	2013

Interest	$ 182	$ 178

Amortization of debt issue costs	5	3

Interest capitalized	(7)	(90)

Accretion	21	17

Total	$ 201	$ 108

BARRICK FIRST QUARTER 2014	52	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > INCOME TAX EXPENSE

	For the three months ended March 31
	2014	2013

Current	$ 194	$ 249

Deferred	95	184

	$ 289	$ 433

The tax rate for income in first quarter 2014 was 69% (first quarter 2013: 34%). After adjusting for the impact of net currency translation losses on deferred tax balances, and the impact of non-deductible foreign exchange losses, the underlying effective tax rate for ordinary income in the first quarter 2014 was 51%, and in the first quarter 2013 was 30%.

The increase in the effective tax rate for ordinary income from 30% in first quarter 2013 to 51% in first quarter 2014, arose primarily due to the Pueblo Viejo Special Lease Agreement amendment which was substantively enacted in third quarter 2013, as well as certain expenditures with no offsetting recognition of deferred tax assets in 2014, primarily at our Pascua Lama project.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean net deferred tax liabilities. In the first quarter 2014 and first quarter 2013, tax expense of $40 million and $44 million respectively primarily arose from translation losses on tax balances in Argentina, due to the weakening of the Argentinean peso against the US dollar. These translation gains/losses are included within deferred income tax expense/recovery.

14 > CASH FLOW – OTHER ITEMS

A Operating Cash Flows – Other Items	For the three months ended March 31
	2014	2013

Adjustments for non-cash income statement items:

Currency translation losses (note 10A)	$ 79	$ 17

RSU expense	8	4

Stock option expense	-	2

Change in estimate of rehabilitation costs at closed mines	19	(5)

Inventory impairment charges (note 15)	16	1

Cash flow arising from changes in:

Derivative assets and liabilities	(33)	(58)

Other current assets	(12)	(14)

Value added tax recoverable	34	(9)

Accounts receivable	(14)	73

Other current liabilities	-	(22)

Prepaid assets	(6)	86

Accounts payable and accrued liabilities	(277)	(133)

Other assets and liabilities	(36)	(96)

Settlement of rehabilitation obligations	(19)	(11)

Other net operating activities	$ (241)	$ (165)

B Investing Cash Flows – Other Items	For the three months ended March 31
	2014	2013

Value added tax recoverable on project capital expenditures	$ (19)	$ (72)

Other	(21)	(13)

Other net investing activities	$ (40)	$ (85)

C Financing Cash Flows – Other Items	For the three months ended March 31
	2014	2013

Financing fees on long-term debt	$ -	$ (8)

Other net financing activities	$ -	$ (8)

BARRICK FIRST QUARTER 2014	53	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 > INVENTORIES

	Gold		Copper
	As at March 31,	As at December 31,	As at March 31,	As at December 31,
	2014	2013	2014	2013
Raw materials
Ore in stockpiles	$ 1,881	$ 1,835	$ 228	$ 236
Ore on leach pads	341	334	329	320
Mine operating supplies	1,033	1,027	148	151
Work in process	237	209	6	6
Finished products
Gold doré	122	177	-	-
Copper cathode	-	-	9	12
Copper concentrate	-	-	33	47
Gold concentrate	17	4	-	-

	3,631	3,586	753	772
Non-current ore in stockpiles[1]	(1,527)	(1,477)	(200)	(202)
	$ 2,104	$ 2,109	$ 553	$ 570
[1]	Ore that we do not expect to process in the next 12 months is classified as long-term.

	For the three months ended March 31
	2014	2013
Inventory impairment charges	$ 16	$ 8
Inventory impairment charges reversed	-	(7)

Purchase Commitments

At March 31, 2014, we had purchase obligations for supplies and consumables of $1,291 million.

16 > PROPERTY, PLANT, AND EQUIPMENT

	As at March 31,	As at December 31,
	2014	2013
Depreciable assets	$ 14,751	$ 14,761

Non-depreciable assets

Projects

Pascua-Lama	2,204	2,053

Cerro Casale[1]	1,920	1,920

Jabal Sayid	693	687

Donlin Gold	128	125

Construction-in-progress[2]	1,950	1,870

Acquired mineral resources and exploration potential	264	272

	$ 21,910	$ 21,688
[1]	Amount presented on a 100% basis and includes our partner’s non-controlling interest.
[2]	Represents assets under construction at our operating mine sites.

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $177 million at March 31, 2014.

BARRICK FIRST QUARTER 2014	54	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

17 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.

A  Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days.

B  Debt

	As at March 31, 2014	As at December 31, 2013

2.9%/4.4%/5.7% notes[1]	$ 2,407	$ 2,406

3.85%/5.25% notes	1,983	1,983

5.80%	395	395

5.75%/6.35% notes	855	855

Other fixed rate notes[2]	2,713	2,712

Project financing	893	941

Capital leases	386	240

Other debt obligations	818	829

2.5%/4.10%/5.75% notes[3]	2,579	2,577

ABG credit facility[4]	142	142

	$ 13,171	$ 13,080

Less: current portion	(180)	(179)

	$ 12,991	$ 12,901

[1]

Consists of $2.4 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $229 million of BGC notes due 2016, $1.35 billion of BNAF notes due 2021 and $850 million of BNAF notes due 2041. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[2]

Consists of $2.8 billion in conjunction with our wholly-owned subsidiary Barrick North American Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $500 million of BNAF notes due 2018, $750 million of BGC notes due 2019, $400 million of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039. We provide an unconditional and irrevocable guarantee on all BNAF and BPDAF notes and generally provide such guarantees on all BNAF and BPDAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[3]

Consists of $2.6 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $252 million of BGC notes due 2018, $1.5 billion of BGC notes due 2023 and $850 million of BNAF notes due 2043. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[4]	Consists of an export credit backed term loan facility.

BARRICK FIRST QUARTER 2014	55	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

    C  Derivative Instruments at March 31, 2014

	Notional amount by term to maturity				Accounting classification by notional amount

	Within 1 year	2 to 3 years	4+ years	Total	Cash flow hedge	Fair value hedge	Non- hedge	Fair value (USD)
US dollar interest rate contracts
Total receive - float swap positions	$ -	$ 57	$ 85	$ 142	$ 142	$ -	$ -	$ 1
Total receive - fixed swap positions	100	-	400	500	-	400	100	6
Currency contracts
A$:US$ contracts (A$ millions)	249	365	-	614	497	-	117	(42)
C$:US$ contracts (C$ millions)	187	180	-	367	357	-	10	(7)
CLP:US$ contracts (CLP millions)	83,750	58,500	-	142,250	77,074	-	65,176	(6)
PGK:US$ contracts (PGK millions)	65	-	-	65	-	-	65	(1)
ZAR:US$ contracts (ZAR millions)	758	296	-	1,054	171	-	883	(2)

Commodity contracts
Copper collar sell contracts (millions of pounds)	195	-	-	195	172	-	23	24
Diesel contracts (thousands of barrels)[1]	1,521	4,500	2,520	8,541	-	-	8,541	15

[1]

Diesel commodity contracts represent a combination of WTI, BRENT, and BRENT/WTI spread swaps and options. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET, respectively, plus a spread. WTI represents West Texas Intermediate, BRENT represents Brent Crude Oil, and MOPS represents Mean of Platts Singapore.

    Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives

	Consolidated Balance Sheet Classification	Fair Value at March 31, 2014	Fair Value at December 31, 2013	Consolidated Balance Sheet Classification	Fair Value at March 31, 2014	Fair Value at December 31, 2013
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$ 6	$ 6	Other liabilities	$ 1	$ 1
Currency contracts	Other assets	-	-	Other liabilities	33	55
Commodity contracts	Other assets	22	7	Other liabilities	-	-
Total derivatives classified as hedging instruments		$ 28	$ 13		$ 34	$ 56

Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$ 2	$ 2	Other liabilities	$ -	$ -
Currency contracts	Other assets	15	12	Other liabilities	40	39
Commodity contracts	Other assets	22	20	Other liabilities	5	11
Total derivatives not designated as hedging instruments		$ 39	$ 34		$ 45	$ 50
Total derivatives		$ 67	$ 47		$ 79	$ 106

As of March 31, 2014, we had 23 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties with which we hold a net asset position (total balance attributable to the counterparties is $38 million), 7 hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 20%. We have 11 counterparties with which we are in a net liability position, for a total net liability of $50 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

BARRICK FIRST QUARTER 2014	56	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver	Copper	Fuel	Operating costs	Administration/ other costs	Capital expenditures	Long-term debt	Total

At January 1, 2014	$ 18	$ -	$ (4)	$ 53	$ (2)	$ -	$ (26)	$ 39
Effective portion of change in fair value of hedging instruments	-	-	-	11	3	-	(1)	13

Transfers to earnings:
On recording hedged items in earnings/PP&E1	-	-	2	(30)	(2)	-	1	(29)
Hedge ineffectiveness due to changes in original forecasted transaction	-	-	-	6	-	-	-	6

At March 31, 2014	$ 18	$ -	$ (2)	$ 40	$ (1)	$ -	$ (26)	$ 29

[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.

D  Gains (Losses) on Non-hedge Derivatives

	For the three months ended March 31
	2014	2013

Commodity contracts

Gold	$ -	$ 1

Silver	-	(1)

Copper	2	4

Fuel	14	6

Currency contracts	(2)	17

	$ 14	$ 27

Gains (losses) attributable to silver option collar hedges[1]	-	20
Gains (losses) attributable to copper option collar hedges[1]	15	(3)
Gains (losses) attributable to currency option collar hedges[1]	(2)	(2)
Hedge ineffectiveness	(6)	-

	$ 7	$ 15

	$ 21	$ 42
[1]	Represents unrealized gains (losses) attributable to changes in the time value of the collars, which are excluded from the hedge effectiveness assessment.

As a result of the sale of the Kanowna mine (refer to note 4A) during the quarter, the exposures for AUD operating expenditures have decreased for Q1 2014 and beyond. We have de-designated a portion of our AUD portfolio to eliminate any over-hedged amounts. As a result of this de-designation, we have reclassified $6 million in unrealized losses from OCI to income for the three month period ended March 31, 2014.

18 > FAIR VALUE MEASUREMENTS

A    Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at March 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$ 2,672	$ -	$ -	$ 2,672
Available-for-sale securities	114	-	-	114

Derivatives	-	(12)	-	(12)
Receivables from provisional copper and gold sales	-	242	-	242

	$ 2,786	$ 230	$ -	$ 3,016

BARRICK FIRST QUARTER 2014	57	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B   Fair Values of Financial Assets and Liabilities

	As at Mar. 31, 2014		As at Dec. 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets

Other receivables	$ 165	$ 165	$ 167	$ 167

Available-for-sale securities[1]	114	114	120	120

Derivative assets	67	67	47	47

	$ 346	$ 346	$ 334	$ 334
Financial liabilities

Debt[2]	13,171	13,327	13,080	12,525
Derivative liabilities	79	79	106	106

Other liabilities	355	355	355	355

	$ 13,605	$ 13,761	$ 13,541	$ 12,986
[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]	Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

Valuation Techniques

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

19 > CAPITAL STOCK

A   Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,164,669,578 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil), the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil) and the third series is designated as the “ First Preferred Share, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

B    Dividends

Dividends are declared after a quarter end in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

BARRICK FIRST QUARTER 2014	58	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

20 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	ABG	Cerro Casale	Total

At January 1, 2014	$ 1,432	$ 522	$ 514	$ 2,468
Share of income (loss)	29	12	(2)	39
Cash contributed	-	-	2	2
Increase in non- controlling interest[1]	-	179	-	179

At March 31, 2014	$ 1,461	$ 713	$ 514	$ 2,688
[1]	Represents the increase in non-controlling interests as a result of divestment of 10% of issued ordinary share capital of ABG (see note 4B).

21 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the Company’s audited consolidated financial statements for the year ended December 31, 2013 (the “Audited Consolidated Financial Statements”), and no new contingencies have occurred that are material to the Company since the issuance of the Audited Consolidated Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the Audited Consolidated Financial Statements.

A)  Litigation and Claims Update

Proposed Canadian Securities Class Actions

In April 2014, four proposed class actions were commenced against the Company in Canada in connection with the Pascua Lama project, though none has yet been formally served on the Company. Three of the proceedings were commenced in the Ontario Superior Court of Justice, while the fourth was commenced in the Court of Queen’s Bench of Alberta. The allegations in each of the four Canadian proceedings are substantially similar to those in the Complaint filed by lead counsel and plaintiffs in the U.S. shareholder class action (see “U.S. Shareholder Class Action”).

The first Ontario action was commenced by Statement of Claim on April 15, 2014 and the Alberta action was commenced by Statement of Claim on April 17, 2014. The same law firm acts for the plaintiffs in these two proceedings, and the Statements of Claim are largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi are also named as defendants in the two actions. Both actions purport to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities by primary distribution in Canada or over the Toronto Stock Exchange or other secondary market in Canada. Both actions seek $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in the Company’s public disclosure.

The second Ontario action was commenced by Notice of Action on April 24, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of anyone who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in the Company’s public disclosure.

The third Ontario action was commenced by Notice of Action on April 28, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of anyone who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $3 billion in damages for alleged misrepresentations in the Company’s public disclosure.

Barrick intends to vigorously defend these matters in the event that Statements of Claim are served.

U.S. Shareholder Class Action

The Defendants’ motion to dismiss was filed on February 11, 2014, the opposition to the Defendants’ motion was filed on March 25, 2014, and the Defendants’ reply brief was filed on April 22, 2014.

Pascua-Lama – Constitutional Protection Action

On January 31, 2014, the plaintiff submitted a motion to withdraw her action against CMN. On the same date, the Court terminated the action and ordered the plaintiff to reimburse CMN for its costs in defending the matter. The Company intends to pursue the payment of those costs when they are determined by the Court.

Pascua-Lama – Challenge to SMA Regulatory Sanction

On March 3, 2014, the Environmental Court annulled the SMA Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision. In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN using a different

BARRICK FIRST QUARTER 2014	59	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

methodology and addresses certain other errors it identified in the Resolution. A new resolution from the SMA could include more severe sanctions against CMN such as an increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required the Company to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit. On March 20, 2014, CMN filed an appeal to the Chilean Supreme Court requesting the annulment of the March 3, 2014 decision of the Environmental Court and the issuance by the Chilean Supreme Court of a new decision in the matter.

Pascua-Lama - Environmental Damage Claim

Hearings resumed in this matter in February 2014 and are ongoing.

Cortez Hills Complaint

On March 27, 2014, the Court of Appeals affirmed the District Court’s decision upholding the EIS.

B)  Other Contingencies Update

Jabal Sayid

The Company is continuing discussions with the DMMR and is also evaluating whether to further curtail or suspend activities on site until a resolution is achieved, as well as other strategic alternatives.

Veladero

In March 2013, the Ministry of Mines in the Province of San Juan initiated an administrative sanction process against Veladero due to the non-compliances at the leach pad. The process resulted in an approximately $1.2 million fine, which Veladero paid on March 6, 2014. The investigation is now closed. On April 11, 2014, the Ministry of Mines approved the fourth update to Veladero’s environmental impact study, which incorporates the requested permit amendments for the leach pad with certain conditions that are still under review by Barrick. Veladero was formally notified of the approval on April 14, 2014.

BARRICK FIRST QUARTER 2014	60	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

	CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
	Barrick Gold Corporation	CST Trust Company
	Brookfield Place, TD Canada Trust Tower	P.O. Box 700, Postal Station B
	Suite 3700	Montreal, Quebec, Canada H3B 3K3
	161 Bay Street, P.O. Box 212	or
	Toronto, Canada M5J 2S1	American Stock Transfer & Trust Company, LLC
	Tel: (416) 861-9911 Fax: (416) 861-0727	6201 – 15 Avenue
	Toll-free throughout North America: 1-800-720-7415	Brooklyn, NY 11219
	Email: investor@barrick.com	Tel: 1-800-387-0825
	Website: www.barrick.com	Toll-free throughout North America
Fax: 1-888-249-6189
	SHARES LISTED	Email: inquiries@canstockta.com
ABX –	The New York Stock Exchange	Website: www.canstockta.com
The Toronto Stock Exchange

	INVESTOR CONTACT	MEDIA CONTACT
	Amy Schwalm	Andy Lloyd
	Vice President,	Vice President,
	Investor Relations	Communications
	Tel: (416) 307-7422	Tel: (416) 307-7414
	Email: aschwalm@barrick.com	Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this First Quarter Report 2014, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this First Quarter Report 2014 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.